Exhibit 2.1

Execution Draft

AGREEMENT AND PLAN OF MERGER

Dated as of March 28, 2011

among

WP ROCKET HOLDINGS LLC

WP ROCKET MERGER SUB, INC.

and

RURAL/METRO CORPORATION

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of March 28, 2011 (this “Agreement”), is by and among WP Rocket Holdings LLC, a Delaware limited liability company (“Parent”), WP Rocket Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Rural/Metro Corporation, a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are used as defined in Section 8.12.

WHEREAS, the parties intend that Merger Sub be merged (the “Merger”) with and into the Company, with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and becoming a wholly-owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the Board of Directors has unanimously (i) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger and (iii) resolved to recommend adoption of this Agreement by the stockholders of the Company;

WHEREAS, the Board of Directors or similar governing body of each of Parent and Merger Sub have unanimously approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the willingness of the Parent and Merger Sub to enter into this Agreement, certain stockholders of the Company (as identified therein, the “Stockholders”), have executed and delivered a voting agreement (the “Voting Agreement”) with respect to this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Warburg Pincus Private Equity X, L.P. (the “Guarantor”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) pursuant to which the Guarantor is guaranteeing certain obligations of Parent under this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company, and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, NY 10006 at 10:00 a.m. (New York City time), on the later of (a) a date to be specified by Parent and the Company, which shall be no later than the second Business Day after satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), and (b) the earlier of (i) a date during the Marketing Period to be specified by Parent on no fewer than two Business Days’ notice to the Company and (ii) the final day of the Marketing Period, unless another date, time, or place is agreed to in writing by Parent and the Company (the date on which such Closing actually occurs is referred to as the “Closing Date”).

Section 1.3 Effective Time. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file with the Secretary of State of the State of Delaware, a certificate of merger, executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL (the “Certificate of Merger”). At or prior to consummation of the Merger, subject to the provisions of this Agreement, the parties shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective upon the filing of the Certificate of Merger in accordance with the DGCL, or at such later time as is agreed to by the parties hereto prior to the Closing Date and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The Merger shall have the effects set forth herein and in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of the certificate of incorporation attached hereto as Exhibit A, and as so amended shall be the certificate of incorporation of the Surviving Corporation, and the bylaws of Merger Sub in effect at the Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.8 hereof).

Section 1.6 Directors and Officers of the Surviving Corporation.

(a) Each of the parties hereto shall take all necessary action to cause the directors of Merger Sub immediately prior to the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF

CERTIFICATES; COMPANY EQUITY AWARDS

Section 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder of any shares of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:

(a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock; Treatment of Stock Held by Company Subsidiaries. All shares of Company Common Stock that are owned by the Company as treasury stock and any shares of Company Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Effective Time shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor. Any shares of Company Common Stock owned by any direct or indirect wholly-owned Subsidiary of the Company shall be canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each issued and outstanding share of Company Common Stock (other than shares to be canceled in accordance with Section 2.1(b) and Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive an amount in cash equal to $17.25, without interest (the “Merger Consideration”). As of the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate, which immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”), shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.2(b), without interest.

Section 2.2 Exchange of Certificates.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment of the Merger Consideration, in each case in accordance with this Article II and, in connection therewith, shall prior to the Closing Date enter into an agreement with the Paying

Agent in a form reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent an amount in cash sufficient to pay such aggregate Merger Consideration (for the avoidance of doubt, such amounts shall not include the Equity Award Amounts). Such aggregate cash deposited with the Paying Agent shall, pending its disbursement to such holders, be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Parent shall promptly replace or cause to be replaced any funds deposited with the Paying Agent lost through any investment made pursuant to this Section 2.2(a) to the extent required to pay the aggregate Merger Consideration. Nothing contained in this Section 2.2(a) and no investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any holder of Company Common Stock to receive the Merger Consideration or any holder of a Company Equity Award to receive the Equity Award Amount, in each case as provided herein.

(b) Payment Procedures. Promptly after the Effective Time (but in no event more than three (3) Business Days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Company Common Stock (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent, and which shall be in such form and shall have such other customary provisions as Parent and the Company may reasonably agree prior to the Closing Date) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions (and such other customary documents as may reasonably be required by the Paying Agent), the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each share of Company Common Stock formerly represented by such Certificate, and the Certificate so surrendered shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (x) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (y) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as contemplated by this Article II, without interest.

(c) Transfer Books; No Further Ownership Rights in Company Stock. The Merger Consideration paid in respect of shares of Company Common Stock upon the surrender for exchange of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock previously represented by such Certificates, and at the Effective Time, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates that evidenced ownership of shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Common Stock, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.2(e), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

(d) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Paying Agent, the posting by such Person of a bond, in such reasonable amount as Parent or the Paying Agent may direct, as indemnity against any claim that may be made against Parent or the Surviving Corporation with respect to such Certificate, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Article II.

(e) Termination of Fund. At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that may be payable upon surrender of any Certificates held by such holders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Corporation or the Paying Agent shall be liable to any Person for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g) Withholding Taxes. Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from any consideration otherwise payable pursuant to this Agreement such amounts any of them reasonably determines are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), or under any provision of state, local or foreign Tax Law. To the extent amounts are so deducted and withheld and paid over to the appropriate Government Authority, the deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.3 Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a stockholder who has properly exercised and perfected its, his or her appraisal rights under Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to receive such consideration as may be determined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL (or any successor provision) (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to appraisal under the DGCL. If, after the Effective Time, any Dissenting Stockholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Company Common Stock, in accordance with Section 2.1, without any interest thereon. The Company shall (i) give Parent prompt notice of any written demands for appraisal of any shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) keep Parent reasonably informed, and consult with Parent, regarding all negotiations and proceedings with respect to such demands for appraisal. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands, or agree to do or commit to do any of the foregoing.

Section 2.4 Company Equity Awards.

(a) At or prior to the Effective Time, the Company shall take all actions necessary (including obtaining any necessary determinations and/or resolutions of the Board of Directors or a committee thereof and amending any Company Stock Plan) to, subject to consummation of the Merger, terminate the Company Stock Plans and all awards and obligations of the Company outstanding thereunder, including to provide that:

(i) each unexercised Company Equity Award that is a Stock Option, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled and shall cease to exist and the holder thereof shall cease to have any rights with respect thereto except the right, on the date on which the Effective Time occurs, to receive an amount in cash, without interest, equal to (I) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such Stock Option multiplied by (II) the number of shares of Company Common Stock subject to such Stock Option;

(ii) each Company Equity Award that is a SAR, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be canceled, and shall cease to exist and the holder thereof shall cease to have any rights with respect thereto except the right, on the date on which the Effective Time occurs, to receive an amount in cash, without interest, equal to (I) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per share of Company Common Stock subject to such SAR multiplied by (II) the number of shares of Company Common Stock subject to such SAR; and

(iii) each Company Equity Award that is an RSU that is outstanding immediately prior to the Effective Time shall, at the Effective Time, be vested and canceled and shall cease to exist and the holder thereof shall cease to have any rights with respect thereto except the right to receive, on the date on which the Effective Time occurs, an amount in cash, without interest, equal to (x) the Merger Consideration multiplied by (y) the number of shares of Company Common Stock subject to such RSU held by such holder immediately prior to the Effective Time.

(b) Payment in respect of all Company Equity Awards hereunder shall be subject to appropriate withholding for Taxes in accordance with Section 2.2(g) and shall be paid on the date on which the Effective Time occurs, or as soon as reasonably practicable thereafter but in all cases not later than the first payroll date following the date on which the Effective Time occurs. The term “Equity Award Amounts” means, collectively, all amounts payable pursuant to this Section 2.4.

(c) The Surviving Corporation shall pay the holders of Company Equity Awards the Equity Award Amounts described in this Section 2.4 as and when required by this Section 2.4.

Section 2.5 Adjustments. Notwithstanding any provision of this Article II to the contrary, if between the date of this Agreement and the Effective Time the outstanding shares of Company Common Stock shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub that, except as (A) set forth in the definitive disclosure schedule delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth on any schedule of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection) or (B) disclosed in any Company SEC Document (as hereinafter defined) filed with, or furnished to, the SEC at least one (1) Business Day prior to the date hereof (the “Filed SEC Documents”), other than disclosures in such Filed SEC Documents contained in the “Risk Factors” and “Forward Looking Statements” sections thereof or any other disclosures in the Filed SEC Documents which are forward-looking in nature:

Section 3.1 Organization, Standing and Corporate Power.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has all requisite corporate power and authority necessary to own or lease its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not reasonably be expected to have a Material Adverse Effect on the Company.

(b) Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Company’s Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not reasonably be expected to have a Material Adverse Effect.

(c) The Company Charter Documents and equivalent organizational and governing documents of each Subsidiary of the Company, which the Company has made available to Parent prior to the date hereof, were complete and correct copies, in each case as amended and in full force and effect on the date hereof.

Section 3.2 Capitalization.

(a) The authorized capital stock of the Company consists of 40,000,000 shares of Company Common Stock and 2,000,000 shares of preferred stock, par value $.01 per share (“Company Preferred Stock”). At the close of business on March 24, 2011 (the “Capitalization Date”), (i) 25,380,542 shares of Company Common Stock were issued and outstanding, (ii) 96,246 shares of Company Common Stock were held by the Company in its treasury, (iii) 126,000 shares of Company Common Stock were subject to outstanding Stock Options, (iv) 315,754 shares of Company Common Stock were subject to outstanding RSUs, (v) 372,642 shares of Company Common Stock were subject to outstanding SARs, and (iv) no shares of Company Preferred Stock were issued or outstanding.

(b) Except as described in this Section 3.2, as of the Capitalization Date with respect to the Company and as of the date hereof with respect to its Subsidiaries, there were (i) no outstanding shares of capital stock of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities of the Company or any of its Subsidiaries, (iii) no outstanding options, warrants, rights or other commitments or agreements that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in or make any payments (whether in cash or other property) based on the value of any equity or other security interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, the Company, (iv) no obligations of the Company or any of its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any capital stock of, or other equity or voting interest in, the Company or any of its Subsidiaries(the items in clauses (i), (ii), (iii) and (iv), being referred to collectively as “Company Securities”), (v) no obligations by the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such agreements relating to any Company Securities and (vi) no stockholder agreements, voting trusts or other arrangements or understandings to which the Company or any of its Subsidiaries is a party with respect to any Company Securities. All outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Since the Capitalization Date, neither the Company nor any of its Subsidiaries has (A) issued, entered into or incurred any obligation to issue any Company Securities or any obligation to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earning or financial performance or any other attribute of the Company or its Subsidiaries, other than pursuant to the Stock Options, RSUs or SARs referred to above that were outstanding as of the Capitalization Date or (B) established a record date for, declared, set aside for payment or paid any dividend on, or made any other distribution in respect of, any Company Securities.

(c) Schedule 3.2(c) of the Company Disclosure Schedule sets forth, as of the Capitalization Date, a list of each outstanding Stock Option, RSU and SAR (the “Company Equity Awards”), together with the applicable exercise or strike price and vesting schedule of each such Stock Option, RSU and SAR, as applicable, the Company Stock Plan under which each such award was granted and the total number of shares of Company Common Stock subject to such outstanding Stock Options, RSUs and SARs, respectively. All outstanding Stock Options, RSUs and SARs were duly authorized and approved in accordance with the terms of the relevant Company Stock Plans and applicable Law and all outstanding Stock Options and SARs were issued with an exercise or strike price at or above fair market value of Company Common Stock on the date of grant. There are no offering periods or other offers to purchase Company Securities currently in effect or outstanding under the Rural/Metro Employee Stock Purchase Plan (as amended) (the “ESPP”) and the ESPP has terminated.

(d) Except as set forth in Schedule 3.2(d) of the Company Disclosure Schedule, as of the date of this Agreement, all outstanding shares of capital stock or other voting securities of each Subsidiary of the Company are owned directly or indirectly, beneficially and of record, by the Company free and clear of all Liens and transfer restrictions, except (i) for such Liens and transfer restrictions of general applicability as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such shares of capital stock or other equity or voting interests imposed by such Laws) and (ii) for such Liens securing the obligations of the Company and its Subsidiaries under the Credit Agreement. Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no outstanding options or other commitments to authorize, issue or sell any capital stock or other equity or voting interests of any Subsidiary of the Company, or any securities convertible into or exchangeable for shares of capital stock of any Subsidiary.

(e) Except as set forth on Schedule 3.2(e) of the Company Disclosure Schedule, there are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting, transfer or registration of any capital stock or other equity interest of the Company or any of its Subsidiaries or granting any Person the right to elect, or to designate or nominate for election, a director to the Board of Directors or any similar governing body of any Subsidiary of the Company.

Section 3.3 Authority.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions, subject, in the case of the Merger, to obtaining the affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock at the Company Stockholders Meeting, or any adjournment or postponement thereof, in favor of the adoption of this Agreement (such approval and adoption having been made in accordance with the DGCL) (the “Company Stockholder Approval”). The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly authorized and approved by its Board of Directors and, except for obtaining the Company Stockholder Approval and filing the Certificate of Merger with the Secretary of State of the State of Delaware, no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Special Committee of the Board of Directors has unanimously (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the Transactions and (iii) resolved, subject to Section 5.2, to recommend adoption of this Agreement to the Board of Directors.

(c) The Board of Directors has unanimously (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement, the Merger and the Transactions and (iii) resolved, subject to Section 5.2, to recommend adoption of this Agreement to the holders of Company Common Stock (collectively, the “Company Board

Recommendation”). The Board of Directors, upon the recommendation of the Special Committee, has unanimously directed that this Agreement be submitted to the holders of the Company Common Stock for their adoption.

(d) Other than as disclosed on Schedule 3.3(d) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions, or performance or compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision (A) of the Company Charter Documents or (B) of the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.4 and the Company Stockholder Approval are obtained and the filings referred to in Section 3.4 are made, (x) violate any Law or any Order of any Governmental Authority applicable specifically to the Company or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible), (y) breach, violate, constitute a default under (with or without notice or the lapse of time, or both), give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under or accelerate the performance required by any of the terms, conditions or provisions of, any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of the Company’s or its Subsidiaries’ respective properties or assets (whether tangible or intangible) may be bound or (z) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets (whether tangible or intangible) of the Company or any of its Subsidiaries, except, in the case of clause (i)(B) and clause (ii), as has not had, and would not reasonably be expected to have a Material Adverse Effect.

(e) The Company Stockholder Approval is the only vote or approval of the holders of any class or series of the capital stock of the Company or any of its Subsidiaries which is necessary to adopt this Agreement and approve the Merger.

Section 3.4 Governmental Approvals. Except for (i) compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) including, without limitation, the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (ii) compliance with the rules and regulations of NASDAQ Capital Market (“NASDAQ”), (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with other applicable requirements of, the HSR Act, (v) compliance with any applicable state securities Laws (or “Blue Sky Laws”) and (vi) the approvals set forth on Schedule 3.4 of the Company Disclosure Schedule (the “Company Approvals”), no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority or any stock market or stock exchange on which shares of Company Common Stock are listed for trading are necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other consents, approvals, filings, licenses, permits or authorizations, declarations or registrations that, if not obtained, made or given would not reasonably be expected to (A) have a Material Adverse Effect or (B) prevent or delay the Company from performing its obligations under this Agreement in any material respect.

Section 3.5 Company SEC Documents; Undisclosed Liabilities.

(a) Since July 1, 2009, the Company has filed with or furnished to the SEC, on a timely basis, all required registration statements, certifications, reports and proxy statements (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) and as of their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied, and with respect to those Company SEC Documents filed or furnished after the date of this Agreement, will comply, in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or with respect to Company SEC Documents first filed or furnished on or prior to the date of this Agreement, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained, and with respect to those Company SEC Documents filed or furnished after the date of this Agreement, will contain, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file periodic reports with the SEC. As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents.

(b) The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC), have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in such Company SEC Documents or as may be permitted by Regulation S-X) and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of their operations and changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments, as permitted by Form 10-Q of the SEC).

(c) Except for matters reflected or reserved against in the most recent consolidated balance sheet of the Company (or the notes thereto) included in the Company SEC Documents filed prior to the date hereof, neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether accrued, absolute, contingent, fixed or otherwise) of any nature that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet (or the notes thereto) of the Company except liabilities and obligations that (a) (i) were incurred in the ordinary course of business consistent with past practice since the date of such balance sheet or (ii) are incurred in connection with the

Transactions and (b) has not had, and would not reasonably be expected to have, a Material Adverse Effect.

(d)(i) Since July 1, 2009, subject to any applicable grace periods, the Company and each of its officers and directors have been and are in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 (as amended and including the rules and regulations promulgated thereunder) (the “Sarbanes-Oxley Act”) and (B) the applicable listing and corporate governance rules and regulations of NASDAQ, except in the case of clause (A), for any such noncompliance that has not had, and would not reasonably be expected to have a Material Adverse Effect.

(ii) The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as required under Rule 13a-15 of the Exchange Act and the Company has established and maintains internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) as required by Rule 13a-15(a) under the Exchange Act.

(iii) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are reasonably designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed or submitted under the Exchange Act is made known to the chief executive officer and chief financial officer of the Company by others within those entities. To the Knowledge of the Company, the Company has disclosed since July 1, 2009 to the Company’s auditors and the audit committee of the Board of Directors (x) all “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company’s internal controls and procedures which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated and (y) any fraud, whether or not material, that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. Except as set forth on Schedule 3.5(d)(iii), since July 1, 2009, neither the Company nor any of its Subsidiaries has received or otherwise had or obtained Knowledge of any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any written complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(e) The Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (including any amendment or supplement or document incorporated by reference) relating to the adoption of this Agreement by the stockholders of the Company shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting or subject matter which has become false or misleading. The Proxy Statement will, at the time it is first filed with the SEC and first mailed to stockholders of the Company, comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein with respect to Parent, Merger Sub or their respective Affiliates based on information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

Section 3.6 Absence of Certain Changes. (a) Since June 30, 2010, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the respective businesses of the Company and its Subsidiaries have been carried on and conducted in all material respects the ordinary course of business consistent with past practice.

(b) Since June 30, 2010, there has not been any development, change, effect, event, state of facts or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.7 Legal Proceedings. (a) Except as set forth in Schedule 3.7(a) of the Company Disclosure Schedule, there is no pending. or to the Knowledge of the Company threatened, material legal or administrative proceeding, suit, claim, investigation, audit, arbitration or action (an “Action”) against the Company or any of its Subsidiaries, or any injunction, order, judgment, ruling, decree or writ (an “Order”) imposed upon the Company or any of its Subsidiaries, in each case, by any Governmental Authority.

(b) Except as set forth in Schedule 3.7(b) of the Company Disclosure Schedule, there is no pending, or to the Knowledge of the Company, threatened Action against the Company or any of its Subsidiaries or any Order imposed upon the Company or any of its Subsidiaries, in each case, before any Governmental Authority, except that has not had, and would not reasonably be expected to have, a Material Adverse Effect.

Section 3.8 Compliance With Laws; Permits.

(a) The Company and its Subsidiaries are, and since July 1, 2009 have been, in compliance with all applicable local, municipal, state or federal laws, statutes, ordinances, rules, orders, judgments, decrees and regulations of Governmental Authorities (collectively, “Laws”) applicable to the Company or any of its Subsidiaries, except as has not had, and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company and each of its Subsidiaries hold all licenses, franchises, permits, certificates, approvals and authorizations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same has not had, and would not reasonably be expected to have a Material Adverse Effect.

Section 3.9 Tax Matters. Except as set forth on Schedule 3.9 of the Company Disclosure Schedule:

(a) The Company and each of its Subsidiaries has prepared (or caused to be prepared) and timely filed (taking into account valid extensions of time within which to file) all material Tax Returns required to be filed by any of them, and all such Tax Returns are true, complete and correct in all material respects. All amounts due in respect of Taxes payable in respect of the Company and each of its Subsidiaries have been timely paid in full (whether or not actually shown on such Tax Returns), except which has not had, and is not reasonably likely to have, a Material Adverse Effect.

(b) The Company and each of its Subsidiaries has withheld all taxes each is obligated to withhold from amounts owing to any employee, creditor or third party and has paid over such taxes to the proper Governmental Authorities, to the extent due and payable, except where the failure to withhold and/or pay such taxes has not had, and is not reasonably likely to have, a Material Adverse Effect.

(c) Neither the Company nor any of its Subsidiaries are subject to taxation or required to file Tax Returns in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns, except where this requirement has not had, and is not reasonably likely to have, a Material Adverse Effect. No claim has been made by a Governmental Authority in such a jurisdiction that the Company or its Subsidiaries is or may be subject to taxation or required to file Tax Returns in that jurisdiction, except where this claim has not had, and is not reasonably likely to have, a Material Adverse Effect.

(d) No extensions or waivers of statutes of limitation have been granted or requested with respect to any of the Company’s Taxes or those of its Subsidiaries.

(e) There is no audit currently pending against the Company or any of its Subsidiaries in respect of any Taxes nor, to the Knowledge of the Company, has any such activity been contemplated by any Governmental Authority.

(f) Except for Permitted Liens, there are no Liens on any of the assets of the Company or any of its Subsidiaries that arose in connection with any failure to pay any Tax.

(g) Neither the Company nor any of its Subsidiaries is a party to any Tax allocation or sharing agreement.

(h) Neither the Company nor any of its Subsidiaries has been a member of an Affiliated Group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company) or has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, foreign or provincial law), as a transferee or successor, by contract, or otherwise.

(i) Neither the Company nor any of its Subsidiaries is or has been a party to any reportable transaction within the meaning of Section 1.6011-4 of the Treasury Regulations or any

reportable transaction the principal purpose of which was tax avoidance, within the meaning of Section 6011, Section 6111 and Section 6112 of the Code.

(j) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(k) Neither the Company nor any of its Subsidiaries has been required to include any item of income in taxable income as a result of any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(l) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iv) installment sale or open transaction disposition made on or prior to the Closing Date; or

(v) prepaid amount received on or prior to the Closing Date.

(m) Neither the Company nor any of its Subsidiaries has any limitation on the use of any net operating loss or Tax credit or other similar items imposed by Section 382 or Section 383 of the Code or imposed by the Treasury Regulations issued pursuant to Section 1502 of the Code or by any other provision of federal, state, local or foreign Law, excluding any limitation arising from the Transactions.

(n) For purposes of this Agreement: (i) “Tax” shall mean any and all federal, state, local or foreign taxes, fees, levies and or other assessments, however denominated, including all net income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, excise, estimated, severance, stamp, occupation, property, unemployment or other taxes, custom duties, fees, assessments or similar charges, together with any interest, penalties and additions to tax imposed by any taxing authority; (ii) “Tax Returns” shall mean returns, reports, or other information, including any schedule or attachment thereto or any amendment thereof, with respect to Taxes filed or required to be filed with the Internal

Revenue Service (the “IRS”) or any other Governmental Authority, domestic or foreign, including consolidated, combined and unitary tax returns; and (iii) “Treasury Regulations” shall mean the regulations promulgated under the Code.

Section 3.10 Employee Benefits.

(a) Prior to the date hereof, the Company has made available to Parent true, correct and complete copies (to the extent written, and if not written, a summary) of each material Company Plan document (or, if appropriate, a form thereof), including any amendments thereto.

(b) Each Company Plan has been, in all respects, established, operated and administered in material compliance with its terms and applicable Laws, including ERISA and the Code, as applicable. Each Company Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to affect adversely the qualified status of any such Company Plan. Neither the Company nor its Subsidiaries is expected to be subject to a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. There are no pending, or to the Knowledge of the Company, threatened claims (other than routine claims for benefits) by, on behalf of or against any Company Plan which could reasonably be expected to result in any material liability to the Company or any of its Subsidiaries and no audit or other proceeding by a Governmental Authority is pending, or to the Knowledge of the Company, threatened with respect to such plan. All contributions, premiums and other payments required to be made with respect to any Company Plan have been timely made or, to the extent not yet due, properly accrued in the Company’s financial statements to the extent required by GAAP. Each Company Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated in material compliance with Section 409A of the Code and the regulations issued thereunder.

(c) No Company Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States.

(d) Except as set forth in Schedule 3.10(d) of the Company Disclosure Schedule, there is no Company Plan that provides for benefits, including death or medical benefits (whether or not insured), with respect to any Person beyond their retirement or other termination of service other than coverage mandated by Section 4980B of the Code or state Law or disability benefits under any employee welfare plan that have been fully provided for by insurance or otherwise.

(e) Except as set forth in Schedule 3.10(e) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan, multiple employer plan or any “multiemployer plan” each as defined in Section 4001 of ERISA or has incurred or reasonably expects to incur any material liability pursuant to Title I or Title IV of ERISA (including without limitation any Controlled Group Liability) or the penalty, excise Tax or joint and several liability provisions of the Code, whether contingent or otherwise. With respect to any Company Plan that is subject to Title IV of ERISA or Code Section 412, no proceeding has been initiated or, to the Knowledge of the Company, threatened by any Person (including the Pension Benefit Guaranty Corporation (the “PBGC”)) to terminate any such plan or to appoint a trustee for any such plan, no “reportable event” (as defined in Section 4043 of ERISA) has occurred and no condition or event currently exists or is reasonably expected to occur that would result, directly or indirectly, in any material liability of the Company or any of its Subsidiaries under Title IV of ERISA, whether to the PBGC or otherwise, whether on account of the termination of any such plan or otherwise.

(f) Except as set forth in Schedule 3.10(f) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement, nor the consummation of the Transactions will, either alone or in combination with another event (such as termination of employment), (i) entitle any current or former employee, director, officer or independent contractor of the Company or any of its Subsidiaries to any payment; (ii) increase the amount of compensation or benefits due to any such employee, consultant or director; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit.

(g) The Company has made available to Parent with respect to each “officer” of the Company (as defined in Rule 16a-1 promulgated under Exchange Act) (each, a “Section 16 Officer”) and any other “disqualified individual” of the Company (as defined in Section 280G(c) of the Code), on Schedule 3.10(g) of the Company Disclosure Schedule, (i) the Company’s reasonable, good faith estimate of the maximum amount (separately identifying single and double-trigger amounts and any tax gross-up payments) that could be paid to such Section 16 Officer or other disqualified individual as a result of any of the Transactions (alone or in combination with any other event), (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for each such Section 16 Officer or other disqualified individual and (iii) the underlying documentation on which such calculations are based. None of the Company or any of its Subsidiaries has the obligation to indemnify, hold harmless or gross-up any individual with respect to any tax, penalty or interest under Sections 280G or 409A of the Code.

Section 3.11 Labor Matters.

(a) Except as set forth in Schedule 3.11 of the Company Disclosure Schedule, as of the date hereof neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other agreement with a labor union or like organization. Except as set forth in Section 3.11 of the Company Disclosure Schedule or as has not had, and would not reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, as of the date hereof, there are no activities or proceedings of any labor organization to organize any employees of the Company or any of its Subsidiaries; (ii) as of the date hereof there is no pending or, to the Knowledge of the Company, threatened strike, lockout, slowdown, or work stoppage; (iii) to the Knowledge of the Company, as of the date hereof there is no unfair labor practice charge against the Company or any of its Subsidiaries pending before the National Labor Relations Board or any comparable labor relations authority; and (iv) since July 1, 2009, the Company has complied with all applicable Laws related to employment, employment practices, wages, hours and other terms and conditions of employment.

(b) The Company has complied and is in compliance in all material respects with all applicable provisions of its collective bargaining agreements with unions that represent its employees related to wages, hours and other terms and conditions of employment, except as has not had, and would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Company, all employees of the Company and its Subsidiaries are citizens of the United States or permanent residents who are authorized to work in the United States.

(c) Since July 1, 2009, the Company has not caused with respect to employees (i) a plant closing as defined in WARN affecting any site of employment or one or more operating units within any site of employment, (ii) a mass layoff as defined in WARN or (ii) layoffs or employment terminations sufficient in number to trigger any applicable state or local law similar to WARN and no employee of the Company has suffered or is anticipated to suffer an employment loss as defined in WARN within the ninety day period ending on the Closing Date.

Section 3.12 Intellectual Property.

(a) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are the sole and exclusive owners of all of the Owned Intellectual Property, and the Owned Intellectual Property is not subject to any Lien other than Permitted Liens. To the Knowledge of the Company and except as has not had, and would not reasonably be expected to have a Material Adverse Effect, none of the Owned Intellectual Property is being misappropriated, violated or infringed by any third party.

(b) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, all fees that are or have become due with respect to the Registered Intellectual Property have been or will be timely paid through the Closing and (ii) to the Knowledge of the Company, the Registered Intellectual Property is valid, subsisting and enforceable.

(c) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by the Company or any Subsidiary of any Owned Intellectual Property or (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the rights of any Person with regard to any Intellectual Property.

(d) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, (i) no Person is violating, misappropriating or infringing the rights of the Company or any of its Subsidiaries with respect to any Owned Intellectual Property and (ii) the operation of the business of the Company and its Subsidiaries has not and does not violate, misappropriate or infringe the Intellectual Property of any other Person.

Section 3.13 Rights Agreement; Anti-Takeover Provisions.

(a) The Company has taken all actions necessary to provide that (i) neither Parent nor Merger Sub nor any of their respective Affiliates shall be deemed to be an Acquiring Person (as such term is defined in the Company Rights Agreement), (ii) neither a Distribution Date nor a Share Acquisition Date (as each such term is defined in the Company Rights Agreement) shall be deemed to occur, and the rights will not detach from the Company Common Stock or become non-redeemable, as a result of the execution, delivery or performance of this Agreement or the consummation of the Transactions and (iii) the rights shall terminate immediately prior to the Effective Time.

(b) Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Article IV of this Agreement, the Board of Directors has taken all actions necessary so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or other similar Law enacted under any Law applicable to the Company does not, and will not, apply to this Agreement, the Merger or the Transactions.

Section 3.14 Property.

(a) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, (i) the Company or one of its Subsidiaries has good, marketable and valid fee simple title to the real estate owned by the Company or any of its Subsidiaries (the “Owned Real Property”) and to all of the buildings, structures and other improvements thereon, free and clear of all Liens (other than Permitted Encumbrances); (ii) none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting the Owned Real Property, which default continues and (iii) there are no existing, pending or, to the Knowledge of the Company, threatened condemnation proceedings or similar actions relating to any part of the Owned Real Property. Schedule 3.14(a) contains a complete and correct list of such Owned Real Property and sets forth the street address, city and state of each Owned Real Property.

(b) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, (i) the Company or one of its Subsidiaries has a good and valid leasehold interest in each Company Lease, free and clear of all Liens (other than Permitted Encumbrances); and (ii) none of the Company or any of its Subsidiaries, or to the Knowledge of the Company, no other party is in breach of or default under any Company Lease, which breach or default continues, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder. Schedule 3.14(b) of the Company Disclosure Schedule contains a complete and correct list of each Company Lease requiring annual rent payments in excess of $500,000 and sets forth the street address, annual base rent due, expenses (including, without limitation, taxes and common area maintenance charges) and expiration date of such material Company Lease.

Section 3.15 Material Contracts.

(a) Except for the material contracts (as defined in Item 601(b)(10) of Regulation S-K of the SEC) filed as exhibits to the Filed SEC Documents, Schedule 3.15(a) of the Company Disclosure Schedule sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:

(i) are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) with respect to a joint venture, relate to the formation, creation, operation, management or control of a joint venture that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii) relate to Indebtedness having an outstanding amount in excess of $2 million individually or $5 million in the aggregate, other than any Indebtedness between or among any of the Company and any of its Subsidiaries;

(iv) involve the acquisition from another Person or disposition to another Person, directly or indirectly (by merger, license or otherwise), of assets or capital stock or other equity interests for aggregate consideration under such Contract (or series of related Contracts) in excess of $5 million (other than acquisitions or dispositions of inventory, properties, rights, licenses and other assets in the ordinary course of business);

(v) prohibit the payment of dividends or distributions in respect of the capital stock of the Company or any of its wholly owned Subsidiaries, prohibit the pledging of the capital stock of the Company or any wholly owned Subsidiary of the Company or prohibit the issuance of any guaranty by the Company or any wholly owned Subsidiary of the Company;

(vi) are Contracts (or a series of related Contracts) for the purchase or sale of materials, supplies, goods, services, equipment or other assets providing for payments by the Company and its Subsidiaries or to the Company and its Subsidiaries, respectively, of $10 million or more, other than those that can be terminated by the Company or any of its Subsidiaries on less than 90 days’ notice without performance by the Company or any of its Subsidiaries thereunder or payment by the Company or any Subsidiary of any material penalty;

(vii) are license agreements that are material to the business of the Company and its Subsidiaries, taken as a whole, pursuant to which the Company or any of its Subsidiaries licenses in Intellectual Property or licenses out Owned Intellectual Property (other than license agreements for commercially available software on standard terms);

(viii) are Contracts regarding provision of emergency or “911” transportation services by the Company or any of its Subsidiaries with a Governmental Authority or provider of medical, fire or similar emergency services that are listed on Schedule 3.15 of the Company Disclosure Schedule; or

(ix) relate to any interest rate, derivatives or hedging transaction.

(b) Each Material Contract is valid and binding on the Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except where the failure to be valid, binding, enforceable and in full force and effect has not had, and would not reasonably be expected to have a Material Adverse

Effect. The Company and each of its Subsidiaries and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance has not had, and would not reasonably be expected to have a Material Adverse Effect. None of the Company or any of its Subsidiaries is in breach or default of any Material Contract, except where such breach or default has not had, and would not reasonably be expected to have a Material Adverse Effect. There are no events or conditions which would result in the termination or a right of termination or cancellation under any Material Contract, accelerate the performance or obligations required thereby, or result in the loss of any benefit thereunder or constitute, or, after notice or lapse of time or both, will constitute a default or breach by the Company or any of its Subsidiaries, or to the Knowledge of the Company, on the part of any counterparty under such Material Contract, except as has not had, and would not reasonably be expected to have a Material Adverse Effect.

(c) Prior to the date hereof, the Company has made available to Parent and Merger Sub true, correct and complete copies of each of the Material Contracts, including amendments thereto (or, in the case of oral agreements, true, correct and complete written summaries thereof).

Section 3.16 Insurance. Except as has not had, and would not reasonably be expected to have a Material Adverse Effect, (i) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect, in amounts reasonably sufficient to comply with applicable Law and as the Company reasonably has determined to be prudent, against risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (ii) there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. To the Knowledge of the Company no insurance broker or carrier for the insurance policies has delivered a written notice that such broker or carrier for the insurance policies will not be willing or able to renew its existing coverage in any material respects under the insurance policies with respect to the Company and its Subsidiaries and their respective assets, properties and operations.

Section 3.17 Environmental. Except for any matter that has not had, and would not reasonably be expected to have a Material Adverse Effect, (a) the Company and each of its Subsidiaries are and since July 1, 2009 have been in compliance with all applicable Laws and Orders relating to protection of the environment; manufacture, transport, use, treatment, storage, disposal or release of Hazardous Materials (“Environmental Laws”), (b) the Company and each of its Subsidiaries possess and are and since July 1, 2009 have been in compliance with all material Permits required under Environmental Laws for the conduct of their respective operations and (c) there are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of, or liability under or relating to, any Environmental Law. To the Knowledge of the Company, there has been no release of Hazardous Materials on, at, above, under or from any facility or real property currently or formerly owned, leased or operated by the Company, or any of its Subsidiaries or their respective predecessors, except as has not had, and would not reasonably be expected to have a Material Adverse Effect. For purposes of this Section 3.17, “Hazardous Materials” shall mean any substance, material or waste that is classified, characterized or regulated by any Governmental Authority in relevant form, quantity, concentration or condition, as hazardous, toxic, a pollutant or contaminant, or words of a similar meaning or effect, under any applicable Environmental Law.

Section 3.18 Opinion of Financial Advisors. Prior to the execution and delivery of this Agreement, the Company has received an opinion of each of RBC Capital Markets, LLC and Moelis & Company LLC, to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by holders of shares of Company Common Stock is fair, from a financial point of view, to such holders and a copy of such opinion will promptly be provided to Parent, solely for informational purposes, following receipt thereof by the Company.

Section 3.19 Brokers and Other Advisors. Except for RBC Capital Markets, LLC and Moelis & Company LLC, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

Section 3.20 Healthcare Matters.

(a) Except as set forth on Schedule 3.20(a) of the Company Disclosure Schedule, the Company and each of its Subsidiaries is in compliance with all health care Laws applicable to its business or operations, including, without limitation, 42 U.S.C. §1320a-7a, 42 U.S.C. §1320a-7b, 42 U.S.C. §1395nn, 31 U.S.C. §3729, Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and the regulations promulgated pursuant to such U.S. federal statutes, and all other U.S. federal or state Laws prohibiting the making of false statements or representations in connection with governmental reimbursement or the provision or receipt of any kickback, bribe, rebate or other remuneration in exchange for the referral of patients or business, state corporate practice of medicine laws and regulations, state professional fee-splitting laws and regulations, and federal and state privacy and security laws and regulations (each, a “Health Care Law”) except for such failures to comply that have not had, and would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth on Schedule 3.20(b) of the Company Disclosure Schedule, neither the Company or any of its Subsidiaries nor, any officer, agent or employee of the Company or any of its Subsidiaries or other party to any Contract between such party and the Company or any of its Subsidiaries who furnishes services or supplies which may be reimbursed in whole or in part under Medicare and Medicaid Programs or any federal, state or other healthcare program sponsored, mandated or maintained by any Governmental Authority (“Governmental Program”), is excluded, suspended or debarred from participation, or is otherwise ineligible to participate, in Medicare and Medicaid Programs or any other Governmental Program, except as has not had, and would not reasonably be expected to have a Material Adverse Effect.

(c) Except as set forth in Schedule 3.20(c) of the Company Disclosure Schedule: (i) there are no pending or, to the Knowledge of the Company, threatened inquiries, audits, qui tam actions, appeals, investigations or claims or other Actions which relate in any way to a violation of any Health Care Laws or legal requirement pertaining to any Governmental Program, or which, if resolved in a manner adverse to the Company or any Subsidiary, would result in the imposition of penalties, restrict their ability to conduct the Company’s business as currently conducted, or result in their exclusion from participation in any Governmental Program and (ii) neither the Company nor any Subsidiary is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, deferred prosecution or similar agreement with or imposed by any Governmental Authority, except as has not had, and would not reasonably be expected to have a Material Adverse Effect.

(d) Prior to the date hereof, the Company has made available to Parent, true, correct and complete copies of all corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, deferred prosecution and similar agreements to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (the “Settlement Agreements”). The Company and its Subsidiaries are in material compliance with each Settlement Agreement.

(e) To the extent required under applicable Law, the Company and each of its Subsidiaries is eligible for participation under the Governmental Programs.

(f) Except as has not had, and would not reasonably be expected to have a Material Adverse Effect: (i) each of the Company and its Subsidiaries meet all applicable requirements for continued participation in, claims submission to and/or receipt of payment from the Governmental Programs and other third-party health insurance programs; (ii) there are no Governmental Program overpayments asserted or threatened against the Company; and (iii) there are no overpayments asserted or threatened against the Company by any other third-party health insurance payor.

(g) Each of the Company and its Subsidiaries has in effect all approvals, authorizations, registrations, licenses, exemptions, accreditations, permits and consents of Governmental Authorities (collectively, “Health Care Authorizations”) necessary for it to conduct its business as presently conducted, except for such Health Care Authorizations the absence of which has not had, and would not reasonably be expected to have a Material Adverse Effect, and all such Health Care Authorizations are in full force and effect. Neither the Company nor any of its Subsidiaries has received notice that any Health Care Authorizations will be terminated or modified, are threatened with suspension, or cannot be renewed in the ordinary course of business consistent with past practice, and to the Knowledge of the Company, there is no reasonable basis for any such termination, modification, suspension or nonrenewal, except as has not had, and would not reasonably be expected to have a Material Adverse Effect.

Section 3.21 Affiliate Transactions. Since July 1, 2009, there have been no transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act that have not been otherwise disclosed in the Company SEC Documents filed prior to the date hereof.

Section 3.22 Certain Business Practices. Since July 1, 2009, neither the Company nor any of its Subsidiaries (nor, to the Knowledge of the Company, any of their respective officers, directors or employees) has made or agreed to make any contribution, payment, gift or entertainment to, or accepted or received any contributions, payments, gifts or entertainment from, any government official, employee, political party or agent or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the Laws of any federal, state, local or foreign jurisdiction and which, in any case, has had, or would reasonable be expected to have a Material Adverse Effect.

Section 3.23 Government Contracts. Except as set forth on Schedule 3.23 of the Company Disclosure Schedule or has not had, and would not reasonably be expected to have a Material Adverse Effect: (i) no goods or services delivered by the Company or any of its Subsidiaries under any Contract with a Governmental Authority (a “Government Contract”) have been rejected or suspended by any Governmental Authority as not complying with Contract specifications or requirements; (ii) no money due to the Company or its Subsidiaries has been withheld or set off by or on behalf of a Governmental Authority with respect to any Government Contract; (iii) each Government Contract was legally awarded, is binding on the parties thereto, and is in full force and effect; (iv) the Company and its Subsidiaries are in compliance in all respects with all representations and certifications made to Governmental Authority in response to requests for proposals pursuant to which Government Contracts with Governmental Authorities were awarded; (v) the Company and its Subsidiaries are in compliance in all respects with the provisions of such Government Contracts; and (vi) since July 1, 2009, neither the Company nor any of its Subsidiaries has been suspended or debarred from doing business with any Governmental Authority, or been the subject of a finding of non-responsibility or ineligibility for contracting with any Governmental Authority.

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties expressly made by the Company in this Article III (as modified by the Company Disclosure Schedule), neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent or any of its Affiliates or representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company:

Section 4.1 Organization; Standing. Parent is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and (ii) each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such license or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had, and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company complete and correct copies of Parent’s and Merger Sub’s certificates of incorporation, limited liability company agreement, bylaws or comparable governing documents each as amended to the date of this Agreement.

Section 4.2 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized by all necessary corporate or limited liability company action, and no other corporate or limited liability company action (including any stockholder vote or other action) on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions, other than adoption of this Agreement and approval of the Merger by Parent in its capacity as sole stockholder of Merger Sub and compliance with the filing and notice requirements set forth in Section 4.3. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception. The board of directors (or similar governing body) of Parent and Merger Sub have (i) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, Parent and Merger Sub and their respective members and stockholders and (ii) adopted resolutions that have approved and declared advisable this Agreement, the Merger and the Transactions, and such resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b) Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the respective certificate of incorporation or bylaws (or similar organizational documents) of Parent or Merger Sub or (ii) assuming that the authorizations, consents and approvals referred to in Section 4.3 are obtained and the filings referred to in Section 4.3 are made, (x) breach, violate or constitute a default under ( any Law or Order of any Governmental Authority applicable to Parent or any of its Subsidiaries or any of their respective properties or assets (whether tangible or intangible), (y) violate or constitute a default under (with or without notice or the lapse of time, or both), give rise to any right of modification of any obligations or the loss of any benefit under, result in the termination of or a right of termination or cancellation under or accelerate the performance required by any of the terms, conditions or provisions of any Contract to which Parent, Merger Sub or any of their respective Subsidiaries is a party or by which any of Parent’s or Merger Sub’s respective properties or assets (whether tangible or intangible) may be bound or (z) result in the creation of any Lien (other than a Permitted Lien) on any properties or assets (whether tangible or intangible) of Parent, Merger Sub or any of their respective Subsidiaries other than pursuant to the Financing Letters, except in the case of clause (ii), as has not had, and would not reasonably be expected to have a Parent Material Adverse Effect.

Section 4.3 Governmental Approvals. Except for (i) compliance with the applicable requirements of the Exchange Act including, without limitation, the filing with the SEC of the Proxy Statement, (ii) compliance with the rules and regulations of NASDAQ, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (iv) filings required under, and compliance with other applicable requirements of, the HSR Act, and (v) compliance with any applicable state securities Laws or Blue Sky Laws, no consent or approval of, or filing, license, permit or authorization, declaration or registration with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions.

Section 4.4 Ownership and Operations of Merger Sub. The authorized capital stock of Merger Sub consists of 900 shares of common stock, par value $0.01 per share, and 100 shares of preferred stock, par value $0.01 per share. As of the date of the Agreement and at the Effective Time, Parent owns beneficially and of record all of the issued and outstanding capital stock of Merger Sub, and such capital stock of Merger Sub has been duly authorized and validly issued, and is fully paid and non-assessable. Each of Parent and Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any other business activities other than those relating to the Transactions.

Section 4.5 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter from the Guarantor (the “Equity Funding Letter”) to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (the “Equity Financing”), (ii) an executed commitment letter and Redacted Fee Letters from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Funding Letter, collectively referred to as the “Financing Letters”), pursuant to which the lenders party thereto (collectively, the “Lenders”) have committed, subject to the terms and conditions set forth therein, debt financing in the amounts set forth therein for the purposes of financing the Transactions and related fees (being collectively referred to as the “Debt Financing”, and together with the Equity Financing, collectively referred to as the “Financing”). None of the Financing Letters has been amended or modified prior to the date of this Agreement and as of the date of this Agreement, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 5.5(a)), and as of the date of this Agreement the respective obligations and commitments contained in the Financing Letters have not been withdrawn or rescinded in any respect. Except for fee letters and engagement letters with respect to the Financing, as of the date hereof, there are no side letters or Contracts to which Parent or Merger Sub is a party related to the funding or investing, as applicable, of the Financing that could adversely affect the availability of the Financing, or which include conditions precedent to the obligations of the parties thereunder, other than as expressly set forth in the Financing Letters delivered to the Company prior to the date hereof. Parent has fully paid any and all commitment fees or other fees in connection with the Financing Letters that are payable on or prior to the date hereof, and as of the date hereof the Financing Letters are in full force and effect and are the legal, valid, binding and enforceable obligations of Parent and Merger Sub, as the case may be, and, to the Knowledge of Parent or Merger Sub, each of the other parties thereto. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Letters. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the Knowledge of Parent or Merger Sub, any other party thereto under any of the Financing Letters. As of the date hereof, Parent has no reason to believe that any of the conditions to the Financing contemplated by the Financing Letters applicable to it will not be satisfied. Assuming the Financing is funded in accordance with the Financing Letters, Parent and Merger Sub, in the aggregate and together with the available cash, cash equivalents and marketable securities of the Company, will have at and after the Closing funds sufficient to (i) pay the aggregate Merger Consideration and Equity Award Amounts, (ii) finance the repayment or refinancing of debt contemplated by this Agreement or either Financing Letter and (iii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger and the Financing and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

Section 4.6 Guaranty. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Guaranty. The Guaranty is in full force and effect and is the valid, binding and enforceable obligation of Guarantor subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of Guarantor under such Guaranty.

Section 4.7 Solvency. Assuming (a) Company and its Subsidiaries are Solvent immediately prior to the Effective Time, (b) satisfaction of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger, (c) any repayment or refinancing of debt as contemplated in this Agreement or the Financing Letters, (d) the accuracy of the representations and warranties of the Company set forth in Article III hereof and the performance of the Company of its obligations hereunder, (e) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable when made, (f) payment of all amounts required to be paid in connection with the consummation of the Transactions, and (g) payment of all related fees and expenses, the Surviving Corporation and its Subsidiaries, taken as a whole, will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (A) the value of all “liabilities of such Person, including a reasonable estimate of the amount of all contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the liabilities of such Person on its existing debts (including a reasonable estimate of the amount of all contingent and other liabilities) as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged , and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.8 Certain Arrangements. As of the date of this Agreement, there are no Contracts or commitments to enter into any such Contracts to which Parent, Merger Sub or any of their Affiliates is party (a) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or, other than the Voting Agreement, pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal or (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time at compensation levels in excess of levels currently in effect (other than pursuant to any Company Plans or Contracts with the Company and its Subsidiaries in effect as of the date hereof, and the assumption by the Surviving Corporation of any such arrangements as contemplated by Section 5.9(c) of this Agreement), (ii) contribute any portion of such employee’s shares, Company Equity Awards or other equity awards to the Company or its Subsidiaries or Parent or any of its Affiliates or (iii) receive any capital stock or equity securities of the Company or any of its Subsidiaries or Parent or any of its Affiliates.

Section 4.9 Brokers and Other Advisors. No broker, finder, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

Section 4.10 Independent Review; Non-Reliance. Parent acknowledges and agrees that it has conducted its own independent review and analysis of the business, assets, condition and operations of the Company and its Subsidiaries. In connection with entering into this Agreement, Parent has relied solely upon its own investigation and analysis and the representations and warranties, covenants and agreements of the Company contained in this Agreement. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans).

Section 4.11 Proxy Statement. The information supplied or to be supplied in writing by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (including any amendment or supplement or document incorporated by reference) shall not, on the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein in light of the circumstances under which they are made, not misleading.

Section 4.12 Litigation. As of the date of this Agreement, there is no (a) pending or, to the Knowledge of Parent, threatened Action against Parent or Merger Sub or (b) any Order imposed upon Parent or Merger Sub, in each case, by or before any Governmental Authority, that seeks to enjoin, or would reasonably be likely to have the effect of preventing, making illegal, or otherwise interfering with, any of the Transactions, except as would not reasonably be expected to impair in any material respect the ability of Parent or Merger Sub to perform its obligations hereunder or prevent or materially delay consummation of the Transactions.

Section 4.13 Full Access. Parent acknowledges that, to its Knowledge, it and the Purchaser Representatives have received access to substantially all such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries that it and the Purchaser Representatives have requested to review, and that it and the Purchaser

Representatives have had full opportunity to meet with the management of the Company to discuss the businesses and assets of the Company and its Subsidiaries.

Section 4.14 Interests in Competitors. As of the date hereof, neither Parent nor Merger Sub owns any interest(s) in any entity or Person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business.

Section 4.15 No Other Representations or Warranties. Except for the representations and warranties expressly made by Parent and Merger Sub in this Article IV, neither of Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent, Merger Sub or any of their respective Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Affiliates or representatives of any documentation or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.

ARTICLE V

ADDITIONAL COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business.

(a) Except as required by applicable Law or expressly required by this Agreement, or as described in Schedule 5.1(a) of the Company Disclosure Schedule, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Article VII), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable commercial best efforts to preserve its and each of its Subsidiaries’ business organizations intact and maintain existing relations with key customers, suppliers, distributors, employees, Governmental Authorities and other Persons with whom the Company or its Subsidiaries have business relationships, assets, rights and properties. Without limiting the generality of the foregoing, and except as required by applicable Law or expressly required by this Agreement, or as described in Schedule 5.1(a) of the Company Disclosure Schedule, during such period, the Company shall not, and shall not permit any of its Subsidiaries to, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, delayed or conditioned):

(i) (A) issue, sell or grant any Company Securities, provided that the Company may issue shares of Company Common Stock as required to be issued upon exercise or settlement of Company Equity Awards granted prior to the Capitalization Date; (B) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock or other equity or voting interest, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interest, except (x) in connection with withholding to satisfy Tax obligations with respect to Company Equity Awards or acquisitions in connection with the cashless exercise of Stock Options, RSUs or SARs to the extent required or permitted by the terms of the applicable Company Stock Plan as in effect on the date hereof; (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interest except for any dividend or distribution by a wholly-owned Subsidiary to the Company or another wholly-owned Subsidiary; or (D) split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interest;

(ii) (A) incur, assume, guarantee, issue, modify, renew, syndicate, refinance or become obligated with respect to any Indebtedness (excluding any letters of credit issued in the ordinary course of business, intercompany Indebtedness among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries and any such matters required by Contracts to which the Company or any of its Subsidiaries is a party as in effect on the date hereof), (B) enter into any swap or hedging transaction or other derivative agreements or (C) make any loans, capital contributions or advances to any Person (other than the Company and any wholly-owned Subsidiary of the Company) other than in the ordinary course of business;

(iii) adopt or implement any stockholder rights plan or similar arrangement;

(iv) sell, license or lease, in a single transaction or series of related transactions, any of its properties or assets whose value or purchase price, individually or in the aggregate, exceeds $5 million, except (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer useful in the conduct of the business of the Company, (B) transfers among the Company and its Subsidiaries or (C) in the ordinary course of business;

(v) make or authorize any capital expenditures except (x) as budgeted in the Company’s current capital expenditure or operating plan approved by its Board of Directors and provided to Parent prior to the date hereof, (y) in the ordinary course of business consistent with past practice or (z) otherwise in an amount not to exceed $5 million in the aggregate;

(vi) make any acquisition (including by merger) of the capital stock or, except in the ordinary course of business, a material portion of the assets of any other Person, in any transaction or series of related transactions for consideration in excess of $5 million;

(vii) make any investment in another Person or Persons (other than an entity that is a wholly owned Subsidiary of the Company as of the date hereof and other than incorporation and capitalization of a wholly owned Subsidiary of the Company) with a value in excess of $5 million in the aggregate;

(viii) (A) increase the compensation or benefits of any directors or executive officers of the Company, other than as required by the terms of any Company Plan, including any Contract that is a Company Plan, in existence on the date hereof or as required by applicable Law, (B) provide material increases in salaries, wages or benefits of employees who are not executive officers or directors of the Company other than in the ordinary course of business consistent with past practice and provided that such increases would not result in an aggregate incremental cost that is greater than the average incremental cost of any such increases over the past two years, (C) enter into any change-in-control agreement with any officer, employee, director or independent contractor, (D) enter into any employment, severance or other agreement with any officer, employee, director or independent contractor, other than an employment or severance agreement entered into in the ordinary course of business consistent with and upon terms in accordance with the Company’s past practice with respect to non-executive officer employees with an annual base salary of less than $250,000 or independent contractors or consultants with an annual compensation rate of less than $250,000, in each case so long as any such agreements do not provide for the acceleration, vesting, funding or payment of amounts on or in connection with a change in control of the Company (whether alone or in conjunction with the occurrence of other events), (E) establish, adopt or amend any Company Plan or any plan, program, arrangement, practice or agreement that would be a Company Plan if it were in existence on the date hereof, except an amendment to any such plan, program, arrangement, practice or agreement to the extent that such amendment would not result in more than a de minimis increase to the cost to the Company under such arrangement or plan or is required by Law, or (F) (i) subject to (F)(ii), amend an existing collective bargaining agreement or enter into a new contract or successor contract to an existing collective bargaining agreement prior to providing Parent with reasonable notice of any such material change, amendment or new agreement, and (ii) enter into any new collective bargaining agreement or successor collective bargaining agreement or amend any existing collective bargaining agreement during its term in a manner that would increase wages, benefits and/or other costs, including rollup, to the Company or to its Subsidiaries by more than five percent (.05) in any contract year of the successor contract’s or the existing contract’s term compared to wages, benefits and other costs to the Company or its Subsidiaries in the immediate preceding contract year, provided that any increase in excess of five percent shall be permitted subject to consent of Parent, such consent not to be unreasonably withheld;

(ix) make any material changes in financial accounting methods, principles or practices (or change an annual accounting or period) materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including statutory or regulatory accounting rules;

(x) except in the ordinary course of business, modify, amend, terminate or waive any material right under any Material Contract or any material Company Lease (except for any modification or amendment that is beneficial to or not materially less favorable to the Company) or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract or material Company Lease;

(xi) amend the Company Charter Documents or the equivalent organizational and governing documents of each Subsidiary of the Company;

(xii) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company;

(xiii) grant any Lien (other than Permitted Liens) on any of its material assets or Company Securities;

(xiv) settle or compromise any pending or threatened suit, Action or claim, other than settlements or compromises of any pending or threatened suit, Action or claim (A) that involve only the payment in monetary damages in an amount not to exceed $2 million in any single instance or in excess of $5 million in the aggregate (in each case, net of insurance proceeds) or that were disclosed, reflected or reserved against in the most recent financial statements (or notes thereto) of the Company included in the Company SEC Documents or in the Company Disclosure Schedule for amounts not materially in excess of the amounts so disclosed, reflected or reserved, (B) that do not involve any material injunctive or equitable relief or impose material restrictions on the business activities of the Company and its Subsidiaries, taken as a whole and (C) that do not directly or indirectly relate to the Transactions;

(xv) make or change any material election, change any material method of Tax accounting, file any amended Tax Return, enter into any closing agreement, settle or compromise any material Tax liability, surrender any right to claim a refund of Taxes, or enter into any agreement or waiver extending the period for assessment or collection of any Taxes of the Company, provided, however, that notwithstanding anything in this Section 5.1(a)(xv), the Company shall continue to file Tax Returns in accordance with past practice; or

(xvi) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Subject to the terms and conditions of this Agreement and the rights of Parent hereunder, Parent agrees that, from the date hereof until the Effective Time, without the prior written consent of the Company, except as required by applicable Law, Parent shall not knowingly, and shall cause each of its Affiliates (including Merger Sub) not to, take or omit to take any action that would reasonably be expected to prevent or delay beyond the Walk-Away Date the consummation of the Merger.

(c) During the period from the date of this Agreement until the Company Stockholder Approval shall have been obtained (or such earlier date on which this Agreement may be terminated pursuant to Article VII), without the prior consent of the Company (acting through the Board of Directors, any committee thereof or the Chairman of the Board of Directors), such consent not to be unreasonably withheld, delayed or conditioned, Parent and Merger Sub shall not, and shall cause the Guarantor and its respective Affiliates to not, (i) enter into discussions or negotiations regarding any Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any agreements, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses (i) and (ii) that are between Parent, Merger Sub, the Guarantor or any of its Affiliates, on the one hand, and any officer or director of the Company, on the other hand.

(d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective business, assets and operations.

Section 5.2 Solicitation; Change in Recommendation.

(a) Except as expressly permitted by this Section 5.2, the Company and its Subsidiaries shall, and the Company shall instruct and cause its and its Subsidiaries’ respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, immediately cease any discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal. With respect to any Person with whom such discussions or negotiations shall be terminated, the Company shall use its reasonable best efforts to promptly require such Person to promptly return or destroy in accordance with the terms of the applicable confidentiality agreement any non-public information furnished by or on behalf of the Company.

(b) Subject to Section 5.2(c) and Section 5.2(f), the Company and its Subsidiaries will not, and the Company will cause its and its Subsidiaries’ Representatives not to, from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, directly or indirectly (i) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to result in, an Acquisition Proposal, (ii) engage in or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, any actual or potential Acquisition Proposal or (iii) enter into any agreement, agreement in principle, letter of intent, option agreement or similar agreement or understanding with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement) or enter into any agreement, agreement in principle, letter of intent or similar agreement or understanding requiring the Company to abandon, terminate or fail to consummate the Transactions, or resolve, propose or agree to do any of the foregoing. For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are not more favorable to the Person party thereto than those contained in the Confidentiality Agreement, except that an Acceptable Confidentiality Agreement need not prohibit the submission of Acquisition Proposals or amendments thereto to the Board of Directors or the Special Committee; it being understood that discussions or negotiations solely with respect to entering into an Acceptable Confidentiality Agreement shall not be deemed to be a breach of this Section 5.2. The Company shall ensure that its and its Subsidiaries’ Representatives are aware of the provisions of this Section 5.2 and any violation of the restrictions contained in this Section 5.2 by its Board of Directors (including any committee thereof) or its or its Subsidiaries’ Representatives shall be deemed to be a breach of this Section 5.2 by the Company.

(c) Following the date of this Agreement and prior to the time, but not after, the Company Stockholder Approval is obtained, if the Board of Directors or the chairman of the Board of Directors receives a written Acquisition Proposal from any Person that the Board of Directors upon recommendation by the Special Committee determines in good faith is bona fide and that did not result from a breach of this Section 5.2, the Company and its Representatives may contact such Person solely to clarify the terms and conditions specified therein and, subject to compliance with this Section 5.2, (i) the Company and its Representatives may provide non-public information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company (A) takes reasonable and customary measures in connection therewith with respect to protecting any competitively sensitive information and (B) receives or has previously received from such Person an Acceptable Confidentiality Agreement that is in full force and effect (provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or Parent’s Representatives) and (ii) the Company and its Representatives may engage or participate in discussions or negotiations with such Person making such Acquisition Proposal with respect to such Acquisition Proposal, if and only to the extent that, prior to taking any action described in clauses (i) or (ii) above, (A) the Board of Directors, upon the recommendation of the Special Committee, has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; (B) the Board of Directors, upon the recommendation of the Special Committee, has determined in good faith, after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal; and (C) the Company shall have given written notice to Parent promptly after any such determination described in the foregoing clauses (A) and (B).

(d) The Company shall promptly (and in any event within 24 hours after receipt), notify the Parent both orally and in writing of the receipt of any Acquisition Proposal, any inquiries relating to an Acquisition Proposal or any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning an Acquisition Proposal. The Company’s notice shall include (i) a copy of any Acquisition Proposal made in writing and other written materials provided to the Company or any of its Subsidiaries and (ii) a written summary of the material terms of such Acquisition Proposal, inquiry or request, including the identity of the Person or group of Persons making the Acquisition Proposal, inquiry or request. The Company shall keep Parent reasonably informed on a current basis (and in any event within 24 hours thereafter) of the status or any developments regarding any Acquisition Proposal, inquiry or request, including any modification or amendment to any such Acquisition Proposal. None of the Company or any of its Subsidiaries shall enter into any agreement that would prohibit them from providing such information to Parent.

(e) Except as and to the extent expressly permitted herein, the Board of Directors (or any committee thereof) will not (i) (A) change, qualify, withdraw or modify, or publicly propose to change, withdraw, modify or qualify, in a manner adverse to the Parent, the Company Board Recommendation (a “Change of Recommendation”), (B) cause or permit the Company to enter into any letter of intent or similar arrangement or any acquisition agreement, merger agreement or similar definitive agreement (other than an Acceptable Confidentiality Agreement) which contemplates any Acquisition Proposal (any such definitive agreement which contemplates an Acquisition Proposal, a “Company Acquisition Agreement”), (C) approve or recommend, or publicly propose to approve or recommend to the stockholders of the Company, an Acquisition Proposal or (D) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) within ten (10) Business Days after commencement thereof, (ii) terminate, amend, waive, or exempt any Person or group from, the restrictions contained in any standstill agreements, the Company Rights Agreement or any state takeover statute or similar Law or otherwise cause any such restrictions therein not to apply or (iii) resolve or agree to any of the foregoing.

(f) Notwithstanding anything herein to the contrary, prior to the time, but not after, the Company Stockholder Approval is obtained, the Board of Directors may make a Change of Recommendation if the Board of Directors has determined in good faith, after consultation with outside counsel and its financial advisors that the failure to make a Change of Recommendation would be inconsistent with its fiduciary obligations under applicable Law; provided, however, that the Company and the Board of Directors shall not effect a Change of Recommendation in connection with an Acquisition Proposal or take any action permitted by Section 7.3(a) with respect to an Acquisition Proposal unless (i) the Board of Directors determines in good faith, after consultation with outside legal counsel and its financial advisors, that the relevant Acquisition Proposal was an unsolicited bona fide written Acquisition Proposal received by the Company in compliance with Section 5.2(c) and constitutes a Superior Proposal (after giving effect to all of the offered adjustments to the terms of this Agreement, the Financing Letters, the Guaranty and the Voting Agreement referred to in clause (iv) below), (ii) the Company and its Subsidiaries have complied in all material respects with this Section 5.2, (iii) the Company notifies Parent in writing, at least three (3) Business Days in advance of making or effecting a Change of Recommendation in connection with a Superior Proposal or taking any action pursuant to Section 7.3(a) with respect to a Superior Proposal, which notice shall specify the identity of the party who made such Superior Proposal and all of the material terms and conditions of such Superior Proposal and attach the most current version of such Superior Proposal, (iv) after providing such notice and prior to making such Change of Recommendation in connection with a Superior Proposal or taking any action pursuant to Section 7.3(a) with respect to a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent during such three (3) Business Day period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as would permit the Board of Directors not to effect a Change of Recommendation in connection with a Superior Proposal or to take such action pursuant to Section 7.3(a) in response to a Superior Proposal and (v) the Board of Directors shall have considered in good faith any changes to this Agreement, the Financing Letters, the Guaranty and the Voting Agreement offered in writing by Parent in a manner that would form a binding contract if accepted by the Company and shall have determined in good faith that the Superior Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect; provided that, for the avoidance of doubt, the Company shall not effect a Change of Recommendation in connection with a Superior Proposal or take any action pursuant to Section 7.3(a) with respect to a Superior Proposal prior to the time that is three (3) Business Days after it has provided the written notice required by clause (ii) above; provided, further, that in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Company shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 5.2(f), except that the notice period shall be reduced to two (2) Business Days (rather than the three (3) Business Days otherwise contemplated by this Section 5.2(f)) and the time the Company shall be permitted to effect a Change of Recommendation in connection with a Superior Proposal or to take action pursuant to Section 7.3(a) with respect to a Superior Proposal shall be reduced to the time that is two (2) Business Days after it has provided such written notice (rather than the time that is three (3) Business Days otherwise contemplated by this Section 5.2(f)).

(g) As used in this Agreement,

(i) “Acquisition Proposal” shall mean any proposal or offer with respect to: (A) any purchase of an equity interest (including by means of a tender or exchange offer) representing more than fifteen percent (15%) of the voting power in the Company; (B) a merger, consolidation, other business combination, reorganization, recapitalization, dissolution, liquidation or similar transaction involving the Company; or (C) any purchase of assets, businesses, securities or ownership interests in the Company and its Subsidiaries representing more than fifteen percent (15%) of the consolidated assets of the Company; in each case, other than the Transactions.

(ii) “Superior Proposal” shall mean any bona fide written Acquisition Proposal (with all references to “fifteen percent (15%)” in the definition thereof deemed to be “fifty percent (50%)” for the purposes of this definition) made by any Person on terms that the Board of Directors or the Special Committee, determines in good faith, after consultation with the Company’s outside legal counsel and financial advisor, after considering such factors as the Board of Directors or the Special Committee, considers to be appropriate (including the conditionality and the timing and likelihood of success of such Acquisition Proposal), are more favorable to the Company’s stockholders from a financial point of view than the Transactions (taking into account any revised proposal by Parent to amend the terms of this Agreement, the Financing Letters, the Guaranty and the Voting Agreement pursuant to and in accordance with Section 5.2(f) above), (B) provides for financing that is reasonably likely to be obtained and (C) is reasonably expected to be consummated on a timely basis.

(h) Nothing contained in this Section 5.2 shall prohibit the Board of Directors or any committee thereof from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders); provided that any disclosure other than a “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company) shall be deemed a Change in Recommendation unless accompanied or reasonably promptly followed by an express rejection of any applicable Acquisition Proposal or an express affirmation of the Company Board Recommendation or (ii) making any “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

Section 5.3 Preparation of the Proxy Statement; Stockholders Meeting.

(a) As soon as reasonably practicable after the execution of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file it with the SEC. The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments received from the SEC or its staff concerning the Proxy Statement and shall cause the Proxy Statement to be mailed to its stockholders as promptly as reasonably practicable after the resolution of any such comments. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff or any other government officials and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement and shall supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, each of Parent and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to it as may be required to be set forth in the Proxy Statement under applicable Law. Parent shall ensure that such information supplied by it in writing specifically for inclusion (or incorporation by reference) in the Proxy Statement will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement, or filing any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, to the extent practicable, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall consider Parent’s comments in good faith. The Company shall ensure that the Proxy Statement (i) will not, on the date it is first mailed to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) will comply as to form in all material respects with the applicable requirements of the Exchange Act. Each of Parent and Merger Sub agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading. The Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

(b) The Company shall take all actions in accordance with applicable Law, the Company Charter Documents and the rules of NASDAQ to set a record date for, duly call, give notice of, convene and hold a meeting of its stockholders (including any adjournment or postponement thereof, the “Company Stockholders Meeting”) for the purpose of obtaining the Company Stockholder Approval, as soon as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement. Subject to Section 5.2 and Section 7.3, the Company shall use its reasonable best efforts to obtain the Company Stockholder Approval. Notwithstanding anything to the contrary contained in this Agreement, the Company in its sole discretion may adjourn or postpone the Company Stockholders Meeting, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders Meeting or if as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting. Without limiting the generality of the foregoing, unless this Agreement has been terminated pursuant to Article VII, the Company shall submit the Merger and this Agreement for the approval of its stockholder at the Company Stockholder Meeting, whether or not a Change of Recommendation shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company, the Board of Directors, its Representatives or its Stockholders.

Section 5.4 Reasonable Best Efforts; Antitrust Laws.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as soon as practicable and to consummate and make effective as promptly as practicable, the Transactions, including (i) preparing and filing promptly and fully all documentation to effect all necessary registrations, notices and forms and other documents, (ii) obtaining all approvals, consents, waivers and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transactions, (iii) executing and delivering any additional instruments necessary to consummate the Transactions and (iv) defending or contesting any Action or other proceeding brought by a third party that would otherwise prevent or materially delay the consummation of the Transactions.

(b) In connection with and without limiting subsection (a) above, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Transactions as promptly as reasonably practicable and in any event within ten (10) Business Days of the date hereof and to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to use its reasonable best efforts to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case with competent jurisdiction, so as to enable the parties to close the Transactions. The Company and Parent shall each request early termination of the waiting period with respect to the Merger under the HSR Act. No party shall, nor shall it permit any of its Subsidiaries to, acquire or agree to acquire any business, Person or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to or the consummation of such acquisition would reasonably be expected to materially increase the risk of not obtaining the applicable clearance, approval, consent or waiver from any Governmental Authority with respect to the Transactions. For purposes hereof, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(c) Each of the parties hereto shall use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission with a Governmental Authority in connection with the Transactions and in connection with any investigation or other inquiry by or before a Governmental Authority relating to the Transactions, including any proceeding initiated by a private Person, (ii) keep the other party informed in all material respects and on a reasonably timely basis of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the Transactions, (iii) subject to applicable Laws relating to the exchange of information, and to the extent reasonably practicable, consult with the other party with respect to information relating to the other parties and their respective Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third Person and/or any Governmental Authority in connection with the Transactions, and (iv) to the extent permitted by the FTC, the DOJ or such other applicable Governmental Authority or other Person, give the other party the opportunity to attend and participate in such meetings and conferences.

Section 5.5 Financing.

(a)(i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters pursuant to the terms thereof, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Letters if such amendment, modification or waiver (A) reduces (or could have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or the Debt Financing is otherwise made available to fund such fees or original issue discount and (y) after giving effect to any of the transactions referred to in clause (x) above, the representation and warranty set forth in Section 4.7 shall be true and correct) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of Financing, or otherwise expands, amends or modifies any other provision of the Financing Letters, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto. Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement (provided that the Parent and Merger Sub may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof).

(ii) Each of Parent and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Financing Letters, (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms no less favorable to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letter), (C) to satisfy on a timely basis (taking into account the expected timing of the Marketing Period) all conditions to receipt of the Debt Financing at the Closing set forth therein that are within its control or subject to its influence (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 5.5(b)) and in the Equity Funding Letter and, upon satisfaction of the conditions set forth in the Financing Letters, to consummate the Financing at or prior to the Closing, including using its reasonable best efforts (including, other than with respect to the providers of the Equity Financing, through litigation pursued in good faith) to cause the Lenders and the other persons committing to fund the Financing to fund the Financing at the Closing, (D) to enforce its rights (including, other than with respect to the providers of the Equity Financing, through litigation pursued in good faith) under the Financing Letters and (E) to comply with its obligations under the Financing Letters. Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of drafts and definitive agreements for the Debt Financing. Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to any of the Financing Letters or definitive agreements related to the Financing of which Parent or Merger Sub become aware and (y) of the receipt of any written notice from any Financing Source with respect to any actual breach, default, termination or repudiation by any party to any of the Financing Letters or definitive agreements related to the Financing of any provisions of the Financing Letters or definitive agreements related to the Financing. If any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to fund the aggregate Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable to Parent and Merger Sub (or their Affiliates) than the terms and conditions set forth in the Debt Commitment Letter as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all Contracts (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. Parent and Merger Sub acknowledge and agree that the obtaining of the Financing, or any alternative financing, is not a condition to Closing. For purposes of this Section 5.5 and Section 4.5, references to “Financing” and “Debt Financing” shall include the financing contemplated by the Financing Letters as permitted by this Section 5.5 to be amended, modified or replaced and references to “Financing Letters” shall include such documents as permitted by this Section 5.5 to be amended, modified or replaced, in each case from and after such amendment, modification and replacement.

(b) Prior to the Closing Date, the Company shall provide to Parent and Merger Sub, and shall cause each of its Subsidiaries to provide, and shall use its reasonable best efforts to cause its Representatives, including legal and accounting, to provide all cooperation reasonably requested by Parent in connection with the Financing or any permitted replacement, amended, modified or alternative financing (collectively with the Financing, the “Available Financing”) (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (i) (A) furnishing Parent and Merger Sub and their Financing Sources, as promptly as reasonably practicable following Parent’s request, with such pertinent and customary information (other than financial information, which is covered by clause (ii) below), to the extent reasonably available to the Company, regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent to consummate the offerings of debt securities contemplated by the Available Financing at the time during the Company’s fiscal year such offerings will be made and (B) furnishing Parent and Merger Sub and their Financing Sources, as promptly as reasonably practicable following Parent’s request, with information (other than financial information, which is covered by clause (ii) below) regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Available Financing (the “Bank Financing”), to the extent reasonably available to the Company and reasonably requested in writing by Parent to assist in preparation of customary offering or information documents or rating agency or lender presentations relating to such arrangement of loans, and including all information and data necessary to satisfy the conditions set forth in paragraphs 5, 6, and 9 of the Exhibit D of the Debt Commitment Letter (other than financial information, which is covered by clause (ii) below), (ii) furnishing Parent and Merger Sub and their Financing Sources as promptly as practicable all financial statements, pro forma financial statements and other financial data and financial information of the Company and its Subsidiaries that is required under the Debt Commitment Letter (as in effect on the date of this Agreement), including all financial statements and financial and other data of the type required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act (including pro forma financial information), and other documents required to satisfy any customary negative assurance opinion, to consummate the Financing at the time the Financing is to be consummated, including all information and data necessary to satisfy the conditions set forth in paragraphs 5, 6 and 9 of the Exhibit D of the Debt Commitment Letter (the information, data, financial statements, pro forma financial statements, business and other financial data and financial information referred to in clauses (i) and (ii) herein shall mean the “Required Information”), (iii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers, bookrunners or agents for, and prospective lenders and purchasers of, the Available Financing and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies, and reasonably cooperating with the marketing efforts of the Parent and Merger Sub and their Financing Sources, in each case in connection with the

Available Financing, (iv) assisting with the preparation of materials for rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing; provided that any offering documents in relation to debt securities need not be issued by the Company or any of its Subsidiaries, and provided, further, that any rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Available Financing shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (v) using reasonable best efforts to obtain accountants’ comfort letters, title insurance, surveys and legal opinions reasonably requested by Parent, (vi) using commercially reasonable efforts to assist in delivery of inventory appraisals and field audits reasonably requested by Parent, (vii) taking all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Available Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (viii) executing and delivering any customary credit agreements, indentures and pledge and security documents (subject to occurrence of the Effective Time and to be effective on the Closing Date) and otherwise reasonably facilitating the granting of a security interest (and perfection thereof) in collateral, guarantees, mortgages, other definitive financing documents or other certificates, customary closing certificates and documents as may be reasonably requested by Parent, (ix) obtaining a certificate of the chief financial officer of the Company in customary form and content with respect to solvency matters to the extent required by the Financing Sources, customary authorization letters with respect to the bank information memoranda and consents of accountants to the use of their reports in any materials relating to the Available Financing, (x) assisting in (A) the preparation and execution of one or more credit agreements, indentures, purchase agreements, currency or interest hedging agreements or (B) the amendment of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, in each case, on terms that are reasonably requested by Parent in connection with the Available Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (xi) in connection with the Bank Financing or any bridge or loan financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Financing Sources of the Debt Financing authorizing the distribution of information to prospective lenders, (xii) cooperating reasonably with the due diligence of the Financing Sources of the Debt Financing, to the extent customary and reasonable and to the extent not unreasonably interfering with the business of the Company and (xiii) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date; provided, however, that, no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time and, none of the Company or any of its Subsidiaries or Representatives shall be required to pay any commitment or other fee or incur any other liability in connection with the Available Financing prior to the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this

Section 5.5 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information (other than information furnished by or on behalf of the Company or its Subsidiaries) used in connection therewith. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing contemplated by the Debt Commitment Letter; provided, that such logos are used solely in a manner that is not intended to nor reasonably likely to harm or disparage the Company or its Subsidiaries.

Section 5.6 Public Announcements. The Company and Parent will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the Transactions and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange, in which case the disclosing party will use its reasonably best efforts to allow the other party an opportunity to review and comment prior to making any such disclosure. Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Notwithstanding the foregoing, nothing in this Section 5.6 shall limit the rights of the Company or the rights of the Board of Directors under Section 5.2 or in announcing any Change of Recommendation or acceptance of a Superior Proposal made in accordance with Section 5.2(f) and Section 7.3(a).

Section 5.7 Access to Information; Confidentiality.

(a) Subject to applicable Laws, upon reasonable prior written notice, the Company shall afford to Parent and its Representatives, including Financing Sources (provided, however, that Financing Sources may only be provided with material non-public information subject to customary confidentiality undertakings reasonably satisfactory to the Company, with the Company being named as an express third party beneficiary with rights of enforcement under such undertakings), access during normal business hours to the Company’s employees, properties, books, Contracts and records as Parent may reasonably request and during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning their respective businesses, properties and personnel as may be reasonably requested; provided that such access shall not unreasonably disrupt or interfere with the business or operations of the Company or otherwise result in any significant interference with the prompt and timely discharge by the Company’s employees of their normal duties. All requests for such access shall be made to the representatives of RBC Capital Markets, LLC and Moelis & Company LLC identified to Parent or such other agents of the Company as the Company may, acting through its chairman or chief executive officer, designate, who will be responsible for coordinating all such requests and all access permitted hereunder. During the period from the date of this Agreement until the Company Stockholder Approval shall have been obtained, neither Parent, Merger Sub nor any of the respective Purchaser Representatives shall contact any of the customers, landlords, licensors or suppliers of the Company or any of its Subsidiaries in connection with the Transactions, whether in person or by telephone, mail or other means of communication, without the specific prior authorization of the Chairman of the

Board of Directors or such agents of the Company as the Company may designate, such authorization not to be unreasonably withheld, delayed or conditioned. Neither the Company nor any of its Subsidiaries will be required to afford access or disclose information that would, in the judgment of the Company, jeopardize attorney client privilege, contravene any binding agreement with any third party or violate any Law or regulation. The parties will make reasonable appropriate substitute arrangements in circumstances where the previous sentence applies.

(b) Until the Effective Time, the information provided will be subject to the terms of the confidentiality agreement dated as of January 12, 2011, by and between the Company and Warburg Pincus LLC (as may be amended from time to time, the “Confidentiality Agreement”).

Section 5.8 Indemnification and Insurance.

(a) The Surviving Corporation shall (and, from and after the Effective Time, Parent shall cause the Surviving Corporation to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements (the “Indemnity Agreements”) between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any Person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (each, an “Indemnitee” and, collectively, the “Indemnitees”). The Company has made available to Parent true and correct copies of all Indemnity Agreements. In addition, the Surviving Corporation shall cause (and Parent shall cause the Surviving Corporation to), for a period of six (6) years from and after the Effective Time, unless otherwise required by Law, the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers, indemnification, exculpation and advancement of expenses than are set forth as of the date of this Agreement in the Company Charter Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees.

(b) Without limiting the foregoing, from and after the Effective Time, the Surviving Corporation shall, and Parent will cause the Surviving Corporation to, (i) indemnify and hold harmless each Indemnitee with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or its Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), in each case to the same extent that such persons are entitled to indemnification pursuant to the Company Charter Documents and the organizational documents of such Subsidiary as currently in effect, and (ii) assume all obligations of the

Company and its Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Charter Documents and the organizational documents of each Subsidiary as currently in effect. In addition, from the Effective Time the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.8 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.8) as incurred to the same extent that such persons are entitled to payment of expenses pursuant to the Company Charter Documents and the organizational documents of such Subsidiary as currently in effect, provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be determined that such Person is not entitled to be indemnified pursuant to the Company Charter Documents.

(c) The Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual Action relating to any acts or omissions covered under this Section 5.8 (each, a “Claim”) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnitee, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual litigation, claim or proceeding relating to the Transactions); provided, that neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Claim for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent (such consent not to be unreasonably withheld, delayed or conditioned). Each of Parent, the Surviving Corporation and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(d) For the six (6) year period commencing immediately after the Effective Time, the Surviving Corporation shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policy in effect on the date hereof (or Parent may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters existing or occurring prior to the Effective Time, including a “tail” policy); provided, however, that in no event shall the Company or the Surviving Corporation expend for such policies pursuant to this sentence an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance. Subject to the foregoing limitation on expense and Parent’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned), the Company may, prior to the Effective Time, purchase a six (6) year prepaid “tail policy” on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail policy” has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.8(d) and the Surviving Corporation shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.

(e) The provisions of this Section 5.8 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Charter Documents, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this Section 5.8 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.8 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.8 applies shall be third party beneficiaries of this Section 5.8).

(f) In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations thereof set forth in this Section 5.8.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.8 is not prior to or in substitution for any such claims under such policies.

Section 5.9 Employee Matters.

(a) Except as specifically otherwise noted in Section 5.9(c) below, or, in respect of employees represented by unions, as otherwise provided in the applicable collective bargaining agreement or negotiated with the applicable unions that represent any such employees of the Company or its Subsidiaries, for a period of one (1) year following the Effective Time, the Surviving Corporation shall provide or cause to be provided, to those employees of the Company and its Subsidiaries who are actively employed as of immediately prior to the Effective Time (“Company Employees”) with annual base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation), that are substantially comparable, in the aggregate, to such annual base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity-based compensation) provided to the Company Employees immediately prior to the Effective Time; provided, however, that nothing in this Agreement shall prohibit the Surviving Corporation from terminating the employment of any Company Employee and any obligation of the Surviving Corporation to a Company Employee pursuant to this Section 5.9(a) shall immediately cease upon a Company Employee’s termination of employment, subject to the conditions of any employment arrangement currently in place with such Company Employee under a Company Plan.

(b) As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give Company Employees full credit for purposes of eligibility, participation, vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans, to the extent this credit would result in a duplication of benefits for the same period of service), under any employee compensation and incentive plans, benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “New Plan”) to the same extent recognized by the Company immediately prior to the Effective Time. With respect to each New Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA, regardless as to whether or not such New Plan is subject to ERISA), Parent or its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations for each Company Employee and his or her covered dependents and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries in the plan year in which the Effective Time occurs.

(c) From and after the Effective Time, the Surviving Corporation and its Subsidiaries will honor and perform (i) their legally binding obligations under existing Company Plans that are employment, change in control, severance and termination protection plans or agreements of or between the Company or any of its Subsidiaries and any officer, director or employee of that company, and any bonus plan, program or agreement other than a Company Stock Plan and (ii) their legally binding obligations pursuant to Company Plans that are restoration, equity-based, bonus or bonus deferral plans, programs or agreements and in respect of vested and accrued benefits under any such Company Plans, in each of the foregoing cases referenced in clauses (i) and (ii) above, to the extent legally binding on the Company or any of its Subsidiaries and outstanding immediately prior to the date hereof, subject to the ability of Parent, the Surviving Corporation and their Subsidiaries to amend or terminate any such plans, programs, agreements or arrangements in accordance with their terms from and after the Effective Time.

(d) The provisions of this Section 5.9 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.9 is intended to, or shall, constitute the establishment or adoption of or an amendment to any Company Plan or other employee benefit plan, program, agreement or arrangement or restrict the rights or ability of Parent, the Surviving Corporation or any of their Subsidiaries to amend or terminate any of the foregoing in accordance with its terms for purposes of ERISA or otherwise. No current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

Section 5.10 Notification of Certain Matters; Stockholder Litigation. Parent and Merger Sub shall give prompt notice to the Company, and the Company shall give prompt notice to Parent and Merger Sub, of any (i) notice or other communication received by such party from any Governmental Authority in connection with the Transactions or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent; (ii) Actions commenced or, to the Company’s Knowledge on the one hand and Parent’s knowledge, on the other hand, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries, which relate to this Agreement and the Transactions and (iii) occurrence or nonoccurrence of any change, effect, event, change in circumstance, occurrence known to such Person or discovery or any fact, that would reasonably be expected to cause any of the conditions to Closing set forth in Article VI not to be satisfied; provided that the delivery of any notice pursuant to this Section 5.10 shall not limit or otherwise affect the remedies available hereunder. The Company shall give Parent the opportunity to participate in the defense and settlement of any stockholder litigation against the Company and/or its directors relating to this Agreement and the Transactions. The Company shall not, without the prior written consent of Parent, settle, agree to settle or offer to settle any such stockholder litigation.

Section 5.11 Rule 16b-3. Prior to the Effective Time, the Company shall take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12 Takeover Statutes. Subject to the terms and conditions of this Agreement, the Company and Parent shall each (x) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to any of the Transactions and (y) if the restrictions of any state takeover statute or similar Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Law on the Transactions.

Section 5.13 Director Resignations. Prior to the Closing, other than with respect to any directors identified by Parent in writing to the Company two (2) days prior to the Closing Date, the Company shall use its reasonable best efforts to deliver to Parent resignations executed by each director of the Company and its Subsidiaries in office immediately prior to the Effective Time, which resignations shall be effective at the Effective Time.

Section 5.14 Merger Sub Obligations. From the date of this Agreement until the Effective Time, subject to the terms and conditions hereof, Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement.

Section 5.15 Parent Approval. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction (or waiver if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained;

(b) Antitrust. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired and any required approvals thereunder shall have been obtained;

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing, or prohibiting consummation of the Merger or making the consummation of the Merger illegal.

Section 6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company set forth in (i) Article III (other than Sections 3.1(a) (Organization, Standing and Corporate Power), 3.2 (Capitalization), 3.3(a), (b) and (d) (Authority), 3.6(b) (Absence of Certain Changes), 3.13 (Rights Agreement; Anti-Takeover Provisions) 3.18 (Opinion of Financial Advisors) and 3.19 (Brokers and Other Advisors)) without giving effect to any materiality or “Material Adverse Effect” qualifications therein, shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date), except, where the failure to be true and correct has not had, and would not be reasonably expected to have a Material Adverse Effect, (ii) Sections 3.1(a) (Organization, Standing and Corporate Power), 3.3(a), (b) and (d) (Authority), 3.6(b) (Absence of Certain Changes), 3.13 (Rights Agreement; Anti-Takeover Provisions), 3.18 (Opinion of Financial Advisors) and 3.19 (Brokers and Other Advisors) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) Section 3.2 (Capitalization) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the Effective Time with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date). Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company. (i) The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and (ii) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(c) Material Adverse Effect. Since the date of this Agreement, there shall not have been any development, change, effect, event, state of facts or occurrence that has had or would reasonably be expected to have a Material Adverse Effect.

Section 6.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company in whole or in part, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in (i) Article IV (other than in Sections 4.1 (Organization; Standing), 4.2(a) (Authority), 4.7 (Solvency) and 4.9 (Brokers and Other Advisors), without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Effective Time in all respects with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date) except where such failure to be so true and correct have not had, and would not reasonably be expected to have a Parent Material Adverse Effect and (ii) Sections 4.1 (Organization; Standing), 4.2(a) (Authority), 4.7 (Solvency) and 4.9 (Brokers and Other Advisors) shall be true and correct as of the date of this Agreement and as of the Effective Time in all respects with the same effect as though made as of the Effective Time (except to the extent expressly made as of an earlier date, in which case as of such date). The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an officer of Parent and Merger Sub as to the effect of the preceding sentence.

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to such effect.

Section 6.4 Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in Section 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the Transactions, including as required by and subject to Sections 5.4 and 5.5.

ARTICLE VII

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted):

(a) by the mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Special Committee); or

(b) by either of the Company or Parent:

(i) if the Merger shall not have been consummated on or before 5:00 pm, New York City time, September 28, 2011 (the “Walk-Away Date”);

(ii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor (as such Company Stockholders Meeting may be adjourned or postponed from time to time in accordance with the terms hereof);

(iii) if any Restraint having the effect set forth in Section 6.1(c) shall be in effect and shall have become final and nonappealable;

provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the primary cause of, or the primary factor that resulted in, the failure of a condition to the consummation of the Merger to have been satisfied on or before the Walk-Away Date.

Section 7.2 Termination by Parent. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, by written notice of Parent, if

(a) (i) the Board of Directors shall have (A) made a Change of Recommendation, (B) approved or recommended to the stockholders of the Company an Acquisition Proposal or (C) failed to reaffirm the Company Board Recommendation within ten (10) Business Days after both (x) an Acquisition Proposal or any material modification thereto shall first have been made public or sent or given to the stockholders of the Company (or any Person shall have publicly announced a an intention, whether or not conditional, to make an Acquisition Proposal) and (y) the receipt of a written request to do so from Parent, (ii) the Company or the Board of Directors shall have approved or recommended, or entered into or authorized the Company to enter into, a letter of intent, agreement in principle or definitive agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have failed to include in the Proxy Statement the Company Board Recommendation or (iv) the Company or its Board of Directors (or any committee thereof) shall have authorized or publicly proposed any of the foregoing;

(b) the Company shall have breached its obligations under Section 5.2 or Section 5.3(b) in any material respect; or

(c) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements set forth in this Agreement, such that the conditions set forth in Section 6.2(a) and 6.2(b) would not be satisfied and such failure to be true and correct, breach or failure to perform cannot be cured by the Company by the Walk-Away Date, or if capable of being cured, shall not have been cured within 30 days following receipt by the Company of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.2 and the basis for such termination (or, if earlier, the Walk-Away Date); provided that, Parent or Merger Sub is not then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.3 not being satisfied.

Section 7.3 Termination by the Company. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, by written notice of the Company:

(a) prior to the receipt of the Company Stockholder Approval, if (i) the Board of Directors authorizes the Company to enter into a Company Acquisition Agreement that documents the provisions of a Superior Proposal, subject to complying in all material respects with the terms of this Agreement, including Section 5.2; (ii) immediately prior to or substantially concurrently with the termination of this Agreement, the Company enters into a Company Acquisition Agreement that documents the provisions of a Superior Proposal; and (iii) the Company immediately prior to or substantially concurrently with such termination pays to Parent in immediately available funds the fees required to be paid pursuant to Section 7.5;

(b) if the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, such that the conditions set forth in Section 6.1 and 6.3 would not be satisfied and such failure to be true and correct, breach or failure to perform cannot be cured by the Parent by the Walk-Away Date, or if capable of being cured, shall not have been cured within 30 days following receipt by the Parent or Merger Sub of written notice of such failure or breach from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.3(b) and the basis for such termination (or, if earlier, the Walk-Away Date); provided that, the Company is not then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 6.1 or Section 6.2 not being satisfied; or

(c) if (i) the conditions set forth in Sections 6.1 and 6.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied on the date the Closing should have been consummated pursuant to the terms of this Agreement, including Section 1.2, (ii) the Company irrevocably confirms in writing that (A) all of the conditions set forth in Sections 1.2, 6.1 and 6.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) or will be waived by the Company and (B) the Company is prepared to consummate the Closing, (iii) the Company stood ready, willing and able to consummate the Closing on that date and (iv) Parent and Merger Sub fail to consummate the Closing within three (3) Business Days following such date.

Section 7.4 Effect of Termination. In the event of the termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement shall forthwith become null and void (other than this Section 7.4 and Section 7.5, Article VIII, the expense reimbursement and indemnification provisions of Section 5.5(b) and the Confidentiality Agreement and the Guaranty, all of which shall survive termination of this Agreement), and, subject to the terms and conditions of the surviving provisions of this Agreement, including Section 7.5, there shall be no liability on the part of Parent, Merger Sub or the Company or any of their respective Representatives or Financing Sources, or any Parent Related Party or Company Related Party, except (i) the Company, Parent, Merger Sub or any of their respective

Subsidiaries may have liability pursuant to the sections specified in the parenthetical phrase above in this sentence that survive such termination and (ii) except as expressly provided in any of the provisions that survive such termination, such termination shall not relieve any party from liability for fraud or a knowing and material breach of this Agreement prior to such termination.

Section 7.5 Termination Fee.

(a) In the event that:

(i) (A) before obtaining the Company Stockholder Approval, this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii), or by Parent pursuant to Section 7.2(c) as a result of a breach by the Company of any of its covenants or agreements set forth in this Agreement, (B) any Person shall have made a bona fide Acquisition Proposal after the date of this Agreement but prior to such termination, and such Acquisition Proposal shall not have been publicly withdrawn prior to such termination or, with respect to a termination pursuant to Section 7.1(b)(ii), prior to the Company Stockholders Meeting and (C) within twelve (12) months of the date this Agreement is terminated, the Company enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated (which, for the avoidance of doubt, need not be the same Acquisition Proposal described in clause (B)), or the Board of Directors shall have recommended to the Company’s stockholders an Acquisition Proposal (which, for the avoidance of doubt, need not be the same Acquisition Proposal described in clause (B)) (provided that for purposes of clause (C), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”), then on the date of such recommendation, consummation or execution of such agreement, whichever is earliest, the Company shall pay to Parent the Termination Fee by wire transfer; or

(ii) this Agreement is terminated by the Parent pursuant to Section 7.2(a) or Section 7.2(b), then no later than three (3) Business Days after the date of such termination, the Company shall pay to Parent the Termination Fee by wire transfer; or

(iii) this Agreement is terminated by the Company pursuant to Section 7.3(a), then immediately prior to or substantially concurrently with such termination the Company shall pay to Parent the Termination Fee by wire transfer;

it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

As used herein, “Termination Fee” shall mean a cash amount in immediately available funds equal to $16,920,000.

In the event that Parent or its designee shall receive full payment pursuant to this Section 7.5(a) together with reimbursement of any applicable expenses pursuant to Section 7.5(d), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any Company Related Party arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 7.5(a) shall limit the rights of Parent and Merger Sub under Section 8.8.

(b) In the event that the Company shall terminate this Agreement pursuant to Sections 7.3(b) or 7.3(c), then Parent shall pay to the Company a termination fee of $33,840,000 in cash in immediately available funds (the “Parent Termination Fee”), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that Company shall receive full payment pursuant to this Section 7.5(b), together with any required reimbursement and indemnification pursuant to Section 5.5(b) or reimbursement of any applicable expenses pursuant to Section 7.5(d), the receipt of the Parent Termination Fee together with such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters or the Guaranty (and the termination hereof), the Transactions (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters or the Guaranty, any of the Transactions (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(c) Notwithstanding anything to the contrary in this Agreement, in the event that any claim, action or proceeding is commenced or instituted by the Company in respect of the Parent Termination Fee and/or a claim for specific performance of Parent’s and Merger Sub’s obligations in accordance with Section 8.8, during the pendency of such proceeding and, if a court of competent jurisdiction has ordered Parent to pay the Parent Termination Fee and/or to consummate the transactions contemplated by this Agreement, until five (5) Business Days following such order, Parent may at any time notify the Company in writing that it will consummate the Closing within ten (10) Business Days following such notice, in which case Parent, Merger Sub and the Company shall consummate the Closing and the Company shall not be permitted or entitled to enforce such order during such ten (10) -Business Day period (and, if the Closing is not consummated, the Company shall be entitled to continue to pursue such claim, action or proceeding or to enforce such order, as applicable, following such ten (10) -Business Day period). For the avoidance of doubt, the parties acknowledge that the Company shall not seek to enforce any such order for payment of the Parent Termination Fee in the event the Closing is consummated.

(d) Each of the parties hereto acknowledges that the agreements contained in this Section 7.5 are an integral part of the Transactions, and that without these agreements, the other parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 7.5, and, in order to obtain the payment, Parent or the Company, as the case may be, commences an Action which results in a judgment against the other party, with respect to Parent or Merger Sub, or parties, with respect to the Company for the payment set forth in this Section 7.5, such paying party shall pay the other party or parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 8.8 and the required reimbursement and indemnification obligations of Parent under Section 5.5(b) hereof, the Company’s and its Affiliates’ rights to terminate this Agreement and receive payment of the Parent Termination Fee from Parent or the Guarantor pursuant to the Guaranty in respect thereof shall be the sole and exclusive remedy of the Company, its Subsidiaries, Affiliates and stockholders against Parent, Merger Sub, the Guarantor and any of their respective former, current, or future direct or indirect general or limited partners, equityholders, stockholders, controlling persons, managers, members, directors, officers, employees, Affiliates, Subsidiaries, Financing Sources, portfolio companies, attorneys and other Representatives, and their successors, assignees and agents, and any former, current, or future direct or indirect general or limited partners, equityholders, stockholders, controlling persons, managers, members, directors, officers, employees, Affiliates, Subsidiaries, financing sources, portfolio companies, attorneys and other Representatives of any of the foregoing, and their successors, assignees and agents (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Except as expressly provided in the immediately foregoing sentence, none of the Parent Related Parties will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Guaranty (except, for the avoidance of doubt, for the Guarantor’s obligation under the Guaranty, subject to the limitations contained therein), the Debt Financing or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise. For the avoidance of doubt, (i) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee (and any required reimbursement and indemnification pursuant to Section 5.5(b)) or to seek or obtain any other damages of any kind against the Financing Sources of the Debt Financing, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement or the Transactions and (ii) while the Company may pursue both a grant of specific performance in accordance with Section 8.8 and the payment of the Parent Termination Fee under Section 7.5(b), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Parent Termination Fee. Upon payment of the Parent Termination Fee, none of the Parent Related Parties shall have any further liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Guaranty, the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and none of the Parent Related Parties shall have any further liability to the Company or any of its Affiliates relating to or arising out of this Agreement or the transactions contemplated hereby.

(f) None of the Company’s and its Subsidiaries’ respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates, other than the Company and its Subsidiaries, (collectively, the “Company Related Parties”), will have any liability to the Parent Related Parties relating to or arising out of this Agreement (except in the case of the Voting Agreement, the parties thereto).

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival of Representations and Warranties. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Article II, Section 5.8 (Indemnification and Insurance) shall survive the consummation of the Merger. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger.

Section 8.2 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, by written agreement of the parties hereto, by action taken by their respective boards of directors (in the case of the Company, acting upon recommendation of the Special Committee); provided, however, that following approval of the Transactions by the stockholders of the Company, there shall be no amendment or change to the provisions hereof which by Law would require further approval by the stockholders of the Company without such approval.

Section 8.3 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions; provided, that no such action shall be taken by the Company unless it is taken upon the recommendation of the Board of Directors. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties; provided, however, (a) that Parent or Merger Sub may assign this Agreement to any of their Affiliates (provided that such assignment shall not (i) affect the obligations of the Guarantor under the Equity Funding Letter or under the Guaranty or (ii) impede or delay the consummation of the Transactions or otherwise materially impede the rights of the stockholders of the Company under this Agreement and (b) nothing contained herein shall restrict Parent from converting from a limited liability company to a corporation and any such conversion shall not constitute a breach of Parent’s representations, warranties, covenants and agreements contained in this Agreement. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.5 Counterparts. This Agreement may be executed in one or more counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 8.6 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedules, together with the Equity Funding Letter, the Confidentiality Agreement and the Guaranty, (a) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties and their Affiliates, or any of them, with respect to the subject matter hereof and thereof and (b) except for: (i) if the Effective Time occurs (A) the right of the Company’s stockholders to receive the Merger Consideration at the Effective Time and (B) the right of the holders of Company Equity Awards to receive the Equity Award Amounts at the time set forth in Section 2.4; (ii) the provisions set forth in Section 5.8 of this Agreement; (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty and the Equity Funding Letter solely to the extent of the rights set forth therein; (iv) the Parent Related Parties (including the Financing Sources of the Debt Financing) who shall be express third party beneficiaries of, and shall be entitled to rely on, Section 7.5(e) and the Company Related Parties who shall be express third party beneficiaries of, and shall be entitled to rely on, Section 7.5(f) and (v) the Financing Sources of the Debt Financing who shall be express third party beneficiaries of, and entitled to rely on, Sections 8.7(b) and 8.9 and this Section 8.6, is not intended to and shall not confer upon any Person other than the parties hereto any rights, remedies, obligations or liabilities hereunder. Notwithstanding anything to the contrary contained herein, Sections 7.5(e), 8.7(b), 8.9 and this Section 8.6 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of Section 7.5(e), 8.7(b), 8.9 or this Section 8.6) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources of the Debt Financing without the prior written consent of the Financing Sources of the Debt Financing.

Section 8.7 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions and proceedings arising out of or relating to this Agreement shall be heard and determined in the Chancery Court of the State of Delaware located in Wilmington,

Delaware and any state appellate court therefrom located in Wilmington, Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located in Wilmington, Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action or proceeding. The consents to jurisdiction and venue set forth in this Section 8.7(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action or proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of this Agreement. The parties hereto agree that a final judgment in any such Action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind of description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources of the Debt Financing in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, Borough of Manhattan, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.8 Specific Enforcement.

(a) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Except as otherwise set forth in this Section 8.8, including the limitations set forth in Section 8.8(b), it is agreed that, prior to the termination of this Agreement pursuant to Article VII, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement.

(b) Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s and Merger Sub’s obligations to cause the Equity Financing to be funded and to consummate the Merger only in the event that each of the following conditions has been satisfied: (i) all of the conditions set forth in Sections 6.1 and 6.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to this Agreement, including Section 1.2, (ii) the Debt Financing (or, if alternative financing is being used in accordance with Section 5.5, such alternative financing) has been funded or will be funded at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in a written notice delivered to Parent and the Financing Sources that if specific performance is granted and the Equity Financing and Debt Financing (or alternative financing, to the extent described above) are funded, the Company stands ready, willing and able for the Closing to occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s or Merger Sub’s right to cause the Equity Financing to be funded or to complete the Merger if the Debt Financing (or alternative financing, to the extent described above) has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance of this Agreement other than solely under the specific circumstances and as specifically set forth in this Section 8.8(b). For the avoidance of doubt, while the Company may pursue both a grant of specific performance as and only to the extent expressly permitted by this Section 8.8(b) and the payment of the Parent Termination Fee (only to the extent expressly permitted by Section 7.5), under no circumstances shall Parent or Merger Sub be obligated to both specifically perform the terms of this Agreement and pay the Parent Termination Fee.

(c) The right of specific enforcement is an integral part of the Transactions and each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this Section 8.8. Any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 8.8.

Section 8.9 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE DEBT FINANCING OR THE TRANSACTIONS.

Section 8.10 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses and facsimile numbers:

If to Parent or Merger Sub, to it at:

c/o Warburg Pincus

450 Lexington Avenue

New York, NY 10017

Attention:	Sean Carney
Facsimile:	(646) 861-4767

with copies (which shall not constitute notice) to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

Attention:	Robert P. Davis David Leinwand
Facsimile:	(212) 225-3999

If to the Company, to:

Rural/Metro Corporation

9221 East Via de Ventura

Scottsdale, AZ 85258

Attention:	General Counsel
Facsimile:	(480) 627-6252

with copies (which shall not constitute notice) to:

Paul, Hastings, Janofsky & Walker LLP

75 E. 55th Street

New York, NY 10022

Attention:	Barry A. Brooks, Esq.
Facsimile:	(212) 230-7777

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5 p.m. local time in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 8.11 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible; provided that the parties intend that the remedies and limitations thereon (including the provisions set forth in Section 8.8(b) and the provisions providing that payment of the Termination Fee or the Parent Termination Fee be the exclusive remedy for the recipient thereof and certain related parties as provided under Section 7.5, except for the right of the parties to seek specific performance in accordance with, and only to the extent permitted by, Section 8.8) contained in Article VIII to be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing Letters or the Guaranty.

Section 8.12 Definitions.

(a) As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” means, as to any Person, (i) any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, provided that none of the Parent, Merger Sub or any of the Guarantor shall be considered Affiliates of any portfolio company in which the Guarantor or any of their investment fund Affiliates have made a debt or equity investment (or vice versa). For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural Person, any member of the immediate family of such natural Person.

“Affiliated Group” means any affiliated group within the meaning of Section 1504(a) of the Code or any similar group defined under a similar provision of state, local, or non-U.S. law.

“Board of Directors” means the Board of Directors of the Company.

“Business Day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.

“Company Charter Documents” means the Company’s certificate of incorporation and bylaws, each as amended to the date of this Agreement.

“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any real property.

“Company Plan” means each plan, program, policy, agreement or other arrangement, whether written or unwritten, covering current or former employees, directors or consultants of the Company or any of its Subsidiaries, that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, whether or not subject to ERISA, (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, whether or not subject to ERISA, (iii) a stock option, stock purchase, stock appreciation right or other stock or stock-based agreement, program, plan or arrangement, (iv) an individual employment, consulting, severance, retention, change in control or other similar agreement or (v) a bonus, incentive, deferred compensation, profit-sharing, savings, retirement, post-retirement, vacation, change in control, retention, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries contributes or is obligated to contribute to or has or may have any liability.

“Company Rights Agreement” means that certain agreement, dated as of August 24, 2005, by and between the Company and American Securities Transfer, Inc., as amended.

“Company Stock Plans” means (i) Rural/Metro Corporation 1992 Stock Option Plan, as amended, (ii) Rural/Metro Corporation 2000 Non-Qualified Stock Option Plan, as amended, and (iii) Rural/Metro Corporation 2008 Incentive Stock Plan.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code or (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Credit Agreement” means that certain Credit Agreement, dated as of November 24, 2010, by and among Rural/Metro Operating Company, LLC, a Delaware limited liability company, as borrower, the lenders party thereto, Royal Bank of Canada, as administrative agent for the lenders; and the other Persons party thereto, as the same may be amended, restated, supplemented or otherwise modified from time to time.

“Encumbrance” means any mortgage, deed of trust, lease, license, condition, covenant, restriction, hypothecation, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, third party right or encumbrance of any kind or nature.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing Commitment or alternative debt financings in connection with the Transactions, including the parties named in Section 4.5 and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto together with their Affiliates, officers, directors, employees and representatives involved in the Debt Financing and their successors and assigns.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any government, court, regulatory (including any stock exchange) or administrative agency, commission, authority or other legislative, executive or judicial governmental entity or any subdivision thereof, whether national, supranational, federal, state, provincial or local, domestic, foreign or multinational.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of the Company or its Subsidiaries means (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries, (ii) any obligations evidenced by notes, bonds, mortgages, debentures or similar Contracts to any Person and bonds (including surety and performance bonds), whether or not drawn, (iii) any capital lease obligations to any Person, (iv) any obligations in respect of letters of credit and bankers’ acceptances, (v) all indebtedness under interest rate swap, hedging or similar agreement, (vi) net liabilities under all hedging obligations, (vii) all obligations to pay the deferred purchase price of property or services, (viii) indebtedness secured by any Lien on any Owned Real Property or other property owned by such Person even though the obligor has not assumed or otherwise become liable for the payment thereof, or (ix) any guaranty of any such obligations described in clauses (i) through (viii) of any Person other than the Company or any of its Subsidiaries (other than, in the case of clauses (i) and (ii), accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

“Intellectual Property” means all intellectual property rights of any type or nature, whether established by Law or Contract, however denominated, throughout the world, including (i) trademarks, trade names, service marks, service names, corporate names, mark registrations, logos, and assumed names, including all common law rights and the goodwill in any of the foregoing, (ii) domain names, (iii) works, (iv) registered and unregistered copyrights, software, data, databases; technology, inventions, trade secrets, (v) patents and patent applications, (vii) moral rights, rights of privacy and publicity, (viii) computer software (including data and related software program documentation in computer-readable and hard-copy forms) and (ix) other intellectual property and proprietary rights of any kind, along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation, or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“Knowledge” means, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Schedule 8.12 of the Company Disclosure Schedule and in the case of Parent, the actual knowledge, as of the date of this Agreement, of the individuals listed on Exhibit B.

“Liens” means any pledges, claims, liens, licenses, charges, Encumbrances, options to purchase or lease or otherwise acquire any interest, and security interests of any kind or nature whatsoever.

“Marketing Period” means the first period of 40 consecutive days after the date hereof and after the SEC shall have confirmed, orally or in writing, that it has no further comments on the Proxy Statement, and the Proxy Statement shall have been mailed to the holders of Company Common Stock as of the record date established for the Company Stockholders Meeting and throughout which: (i) Parent and Merger Sub shall have the Required Information that the Company is required to provide to Parent pursuant to Section 5.5(b) and (B) the conditions set forth in Sections 6.1(c) and 6.2 shall be satisfied (other than those conditions that by their nature can only be satisfied at the Closing) and nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 6.1(c) and 6.2 to fail to be satisfied assuming the Closing were to be scheduled for any time during such 40 consecutive day period; provided that if the Marketing Period has not been completed prior to August 20, 2011, the Marketing Period shall commence no earlier than September 7, 2011; provided, further, that the “Marketing Period” shall not be deemed to have commenced if, prior to the completion of such 40 day period, (A) PricewaterhouseCoopers LLP shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Filed SEC Documents, (B) (x) the financial statements included in the Required Information that is available to the Parent on the first day of any such 40 consecutive-day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such 40 consecutive-day period to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such 40 consecutive-day period or to enable the Company’s accountants to provide a customary comfort letter at such time, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new 40 consecutive-day period or to enable the Company’s accountants to provide a customary comfort letter at such time, (C) the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence at the earliest unless and until such restatement has been completed and the Filed SEC Documents have been amended or the Company has determined that no restatement shall be required, or (D) the Company shall have been delinquent in filing any Form 10-K or Form 10-Q, in which case the Marketing Period will not be deemed to commence until all such delinquencies have been cured; and provided, further, that the Marketing Period shall end on any earlier date on which the Debt Financing is consummated.

“Material Adverse Effect” means any effect, change, event or occurrence that, individually or in the aggregate with all other effects, changes, events or occurrences (i) has a material adverse effect on the business, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole; provided, however, that with respect to this clause (i), no effect, change, event or occurrence, to the extent arising out of, resulting from or attributable to any of the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: (A) conditions generally affecting (1) the medical transportation and fire protection industries or (2) the economy, credit or financial or capital markets, in the United States or elsewhere in the world, including changes in interest or exchange rates, or (B) changes in Law or in generally accepted accounting principles or in accounting standards after the date of this Agreement or prospective changes in Law or in generally accepted accounting principles or in accounting standards, or any changes or prospective changes in the interpretation or enforcement of any of the foregoing, or any changes or prospective changes in general legal, regulatory or political conditions, (C) the negotiation, execution or announcement of this Agreement or the consummation of the Transactions, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or other duties to stockholders or violation of Law relating to this Agreement or the Transactions, (D) acts of war (whether or not declared), riots, unrest, revolutions, revolts, sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), riots, unrest, revolutions, revolts, sabotage or terrorism, (E) pandemics, earthquakes, hurricanes, floods, tornados or other natural disasters, (F) any action taken by the Company or its Subsidiaries that is taken at Parent’s written request, (G) the enactment and implementation of the legislation known as the Patient Protection and Affordable Care Act and any amendments or reconciliations thereto, including the adoption or implementation of any Laws thereunder or in connection therewith by any Governmental Authority, (H) any further developments in the litigation, contingencies or claims set forth in Schedule 3.7 of the Company Disclosure Schedule, (I) any change or prospective change in the Company’s credit ratings, (J) any decline in the market price, or change in trading volume, of the capital stock of the Company, (K) the failure of the Company or any Subsidiary to win or be awarded, or, after the expiration thereof, the loss by the Company or any Subsidiary of, or, after the expiration thereof, the failure to renew, any contract or agreement with any Person, in respect of the operations of the Company or such Subsidiaries, (L) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predictions of revenue, earnings, cash flow or cash position of Company or any of its Subsidiaries, or (M) the identify of, or any facts relating to, Parent or Merger Sub, or their Affiliates; provided, however, that (x) none of the foregoing clauses (A), (B), (D), (E) and (G) shall exclude any effect, change, event or occurrence that disproportionately impacts the Company and its Subsidiaries, relative to other companies in the medical transportation and fire protection industries, (y) no effect, change, event or occurrence underlying a change, proposed change or failure under any of the foregoing clauses (H), (I) or (J) shall itself be excluded and (z) the foregoing clause (C) shall not apply to the representations and warranties set forth in Section 3.3 (Authority), 3.4 (Government Approvals) and Section 3.15(b) (Material Contracts) or (ii) would materially prevent, impair or delay the ability of the Company to consummate the Transactions.

“Medicare and Medicaid Programs” means governmental health insurance programs implemented under Titles XVIII and XIX of the Social Security Act.

“Owned Intellectual Property” means the Registered Intellectual Property and any other Intellectual Property owned or purported to be owned by the Company or its Subsidiaries.

“Parent Material Adverse Effect” means any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

“Permitted Encumbrances” means (a) easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, (b) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over such real property, and (c) Permitted Liens.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in the Company SEC Documents, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business not yet due and payable or the amount or validity of which is being contested in good faith, (c) Liens securing the obligations of the Company and its Subsidiaries under the Credit Agreement, (d) pledges or deposits by the Company or any of its

Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business consistent with past practice, (e) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records, (f) non-exclusive licenses granted to third parties by the Company or its Subsidiaries in the ordinary course of business consistent with past practice, and (g) such other Liens, Encumbrances or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien, Encumbrance or imperfection.

“Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity, including a Governmental Authority.

“Purchaser Representatives” means the controlling parties, investment committee members (if applicable), general partner, directors, officers, employees, agents, consultants, accountants, attorneys, financial advisors, lenders, investors, prospective lenders and other financing sources of the Parent.

“Redacted Fee Letter” means a fee letter from a financing source in which the only redactions relate to fee, pricing and “flex” terms, provided that such redactions do not relate to any terms that would adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the Debt Financing or other funding being made available by such financing source.

“Registered Intellectual Property” means patents, patent applications, registered copyrights, registered marks (including trademarks, service marks, and trade dress, to the extent registered), applications to register marks, registered domain names, and registered industrial designs that are registered in the name of the Company or its Subsidiaries or that are material to the conduct of the business of the Company and its Subsidiaries as currently conducted.

“RSU” means each “phantom” or notional restricted share unit awarded pursuant to the Company Stock Plans.

“SAR” means each stock appreciation right awarded pursuant to the Company Stock Plans.

“Special Committee” means the special committee of the Board of Directors of the Company.

“Stock Option” means any option to purchase shares of Company Common Stock granted under a Company Stock Plan.

“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests)

are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.

“Transactions” means, collectively, this Agreement and the transactions contemplated hereby, including the Merger and the Financings.

“WARN” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Sections 2101 et seq. or any similar Law.

The following terms are defined in the section of this Agreement set forth after such term below:

Terms Not Defined in this Section 8.12	Section

Acceptable Confidentiality Agreement	Section 5.2(b)
Acquisition Proposal	Section 5.2(g)(i)
Action	Section 3.7
Agreement	Preamble
Antitrust Laws	Section 5.4(b)
Available Financing	Section 5.5(b)
Bank Financing	Section 5.5(b)
Bankruptcy and Equity Exception	Section 3.3(a)
Blue Sky Laws	Section 3.4
Capitalization Date	Section 3.2(a)
Certificate	Section 2.1(c)
Certificate of Merger	Section 1.3
Change of Recommendation	Section 5.2(e)
Claim	Section 5.8(c)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Section 2.2(g)
Company	Preamble
Company Acquisition Agreement	Section 5.2(e)
Company Approvals	Section 3.4
Company Board Recommendation	Section 3.3(b)
Company Common Stock	Section 2.1
Company Disclosure Schedule	Article III
Company Employees	Section 5.9(a)
Company Equity Award	Section 3.2(c)
Company Preferred Stock Company Related Parties	Section 3.2(a) Section 7.5(f)
Company SEC Documents	Section 3.5(a)
Company Securities	Section 3.2(b)(iv)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders Meeting	Section 5.3(b)
Confidentiality Agreement	Section 5.7(b)
Contract	Section 3.3(c)

Terms Not Defined in this Section 8.12	Section

Debt Commitment Letter	Section 4.5
Debt Financing	Section 4.5
DGCL	Section 1.1
Dissenting Shares	Section 2.3
Dissenting Stockholders	Section 2.3
DOJ	Section 5.4(c)
Effective Time	Section 1.3
Environmental Laws	Section 3.17
Equity Award Amounts	Section 2.4(b)
Equity Financing	Section 4.5
Equity Funding Letter	Section 4.5
ESPP	Section 3.2(c)
Exchange Act	Section 3.4
Filed SEC Documents	Article III
Financing	Section 4.5
Financing Letters	Section 4.5
FTC	Section 5.4(c)
Government Contract	Section 3.23
Governmental Program	Section 3.20(b)
Guarantor	Preamble
Guaranty	Preamble
Health Care Authorization	Section 3.20(g)
Health Care Law	Section 3.20(a)
Indemnitee	Section 5.8(a)
Indemnity Agreements	Section 5.8(a)
IRS	Section 3.9(n)
Laws	Section 3.8(a)
Lenders	Section 4.5
Material Contract	Section 3.15(a)
Merger	Preamble
Merger Consideration	Section 2.1(c)
Merger Sub	Preamble
NASDAQ	Section 3.4
New Plan	Section 5.9(b)
Order	Section 3.7
Owned Real Property	Section 3.14(a)
Parent	Preamble
Parent Related Parties	Section 7.5(f)
Parent Termination Fee	Section 7.5(b)
Paying Agent	Section 2.2(a)
Permits	Section 3.8(b)
Proxy Statement	Section 3.4
Representatives	Section 5.2(a)
Required Information	Section 5.5(b)(ii)
Restraints	Section 6.1(c)

Terms Not Defined in this Section 8.12	Section

Sarbanes-Oxley Act	Section 3.5(d)(i)
SEC	Section 3.4
Section 16 Officer	Section 3.10(g)
Securities Act	Section 3.2(d)
Settlement Agreement	Section 3.20(d)
Solvent	Section 4.7
Stockholders	Preamble
Superior Proposal	Section 5.2(g)(ii)
Surviving Corporation	Section 1.1
Tax	Section 3.9(n)
Tax Returns	Section 3.9 (n)
Termination Fee	Section 7.5(a)
Voting Agreement	Preamble
Walk-Away Date	Section 7.1(b)(i)

Section 8.13 Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement and the Transactions shall be paid by the party incurring or required to incur such fees or expenses, except as otherwise set forth in this Agreement.

Section 8.14 Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section, an Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted assigns and successors.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

WP ROCKET HOLDINGS LLC,

By:	/s/ Sean D. Carney
Name: Sean D. Carney
Title: President

WP ROCKET MERGER SUB, INC.

By:	/s/ Sean D. Carney
Name: Sean D. Carney
Title: President

RURAL/METRO CORPORATION

By:	/s/ Michael DiMino
Name: Michael DiMino
Title: Chief Executive Officer

[AGREEMENT AND PLAN OF MERGER]